Exhibit 99.1

CERTAIN FINANCIAL INFORMATION REQUIRED BY FORM 20-F, RETROSPECTIVELY RECAST AS A RESULT

OF CERTAIN CHANGES IN THE GEOGRAPHIC AND BUSINESS SEGMENTS OF BANCO SANTANDER, S.A. AND

IT’S SUBSIDIARIES.

Banco Santander, S.A.

Form 20-F Item Number and Caption		Location	Page

Presentation of Financial and Other Information		Exhibit 99.1: 1. Presentation of Financial and Other Information	3
Cautionary Statement Regarding Forward-Looking Statements		Exhibit 99.1: 2. Cautionary Statement Regarding Forward-Looking Statements	5

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-

ITEM 3.	KEY INFORMATION
	A. Selected financial data	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	There are no material changes derived from the recast described in the introductory explanatory note	-

ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	There are no material changes derived from the recast described in the introductory explanatory note	-
	Acquisitions, Dispositions, Reorganizations	There are no material changes derived from the recast described in the introductory explanatory note	-
	Capital Increases	There are no material changes derived from the recast described in the introductory explanatory note	-
	Recent Events	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Business overview	Exhibit 99.1: 3. Economic and Financial Review by Segment	7
	Selected Statistical information	There are no material changes derived from the recast described in the introductory explanatory note	-
	Competition in Spain	There are no material changes derived from the recast described in the introductory explanatory note	-
	Supervision and Regulation	There are no material changes derived from the recast described in the introductory explanatory note	-
	C. Organizational structure	There are no material changes derived from the recast described in the introductory explanatory note	-
	D. Property, plant and equipment	There are no material changes derived from the recast described in the introductory explanatory note	-
ITEM 4A.	UNRESOLVED STAFF COMMENTS	There are no material changes derived from the recast described in the introductory explanatory note

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	Critical accounting policies	There are no material changes derived from the recast described in the introductory explanatory note	-
	A. Operating results	Exhibit 99.1: 3. Economic and Financial Review by Segment	7
	B. Liquidity and capital resources	There are no material changes derived from the recast described in the introductory explanatory note	-
	C. Research and development, patents and licenses, etc.	There are no material changes derived from the recast described in the introductory explanatory note	-
	D. Trend information	There are no material changes derived from the recast described in the introductory explanatory note	-
	E. Off-balance sheet arrangements	There are no material changes derived from the recast described in the introductory explanatory note	-
	F. Tabular disclosure of contractual obligations	There are no material changes derived from the recast described in the introductory explanatory note	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Compensation	There are no material changes derived from the recast described in the introductory explanatory note	-
	C. Board practices	There are no material changes derived from the recast described in the introductory explanatory note	-
	D. Employees	Exhibit 99.1: 4. Other Geographical and business segment disclosures	70
	E. Share ownership	There are no material changes derived from the recast described in the introductory explanatory note	-

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	A. Major shareholders	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Related party transactions	There are no material changes derived from the recast described in the introductory explanatory note	-
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated statements and other financial information
	Financial statements	Exhibit 99.2 Consolidated financial statements	4
	Legal proceedings	There are no material changes derived from the recast described in the introductory explanatory note	-
	Shareholders remuneration	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Significant Changes	Not applicable	-

ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	There are no material changes derived from the recast described in the introductory explanatory note	-
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expense of the issue	Not required for Annual Report on Form 20-F	-

ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	There are no material changes derived from the recast described in the introductory explanatory note	-
	C. Material contracts	There are no material changes derived from the recast described in the introductory explanatory note	-
	D. Exchange controls	There are no material changes derived from the recast described in the introductory explanatory note	-
	E. Taxation	There are no material changes derived from the recast described in the introductory explanatory note	-
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-
	H. Documents on display	There are no material changes derived from the recast described in the introductory explanatory note	-
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Exhibit 99.1: 4. Other Geographical and business segment disclosures	64

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt Securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and Rights	Not required for Annual Report on Form 20-F	-
	C. Other Securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	There are no material changes derived from the recast described in the introductory explanatory note	-

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-

ITEM 15.	CONTROLS AND PROCEDURES	There are no material changes derived from the recast described in the introductory explanatory note	-

ITEM 16	[Reserved]
	A. Audit Committee Financial Expert	There are no material changes derived from the recast described in the introductory explanatory note	-
	B. Code of Ethics	There are no material changes derived from the recast described in the introductory explanatory note	-
	C. Principal Accountant Fees and Services	There are no material changes derived from the recast described in the introductory explanatory note	-
	D. Exemptions from the Listing Standards for Audit Committees	Not applicable	-
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	There are no material changes derived from the recast described in the introductory explanatory note	-
	F. Changes in Registrant’s Certifying Accountant	Not applicable	-
	G. Corporate Governance	There are no material changes derived from the recast described in the introductory explanatory note	-
	H. Mine Safety Disclosure	Not applicable	-

PART III

ITEM 17.	FINANCIAL STATEMENTS	Exhibit 99.2 Consolidated financial statements	4

ITEM 18.	FINANCIAL STATEMENTS	Exhibit 99.2 Consolidated financial statements	4

ITEM 19	EXHIBITS	There are no material changes derived from the recast described in the introductory explanatory note	-

1.	PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Explanatory Note

We are filing this report on Form 6-K to recast our segment financial information and related disclosure for the three years ended December 31, 2018 which were included in our annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019 (the “2018 Form 20-F”), in order to reflect our current reporting structure.

On July 4, 2019, we announced that, starting with the financial information for the first half of 2019, we will carry out a change in our reported segments to reflect our current reporting structure. This announcement has been included in our Form 6-K furnished to the SEC on July 5, 2019.

This change in our reported segments aims to align the segment information to how segments and units are managed and has no impact at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:

Primary segments

1.

Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and Santander Consumer Finance) plus the UK (that was previously a segment on its own and is now a unit under the segment Europe).

-    The UK unit is aligned with ring-fencing structure, including products and services distributed to our retail customers and the majority of our business customers. The businesses excluded are now incorporated in the rest of Europe.

-    Spain unit now includes the Real Estate Activity Spain, previously included in the rest of Europe, and it excludes some treasury businesses now reported in the rest of Europe and the online bank OpenBank which is now incorporated in the new Digital segment (Santander Global Platform).

-    The rest of Europe comprises mainly (i) CIB businesses such as Banco Santander, S.A. branches outside of Spain (including the excluded businesses in the UK as a result of ring-fencing) as well as Spain’s treasury business and (ii) Private Banking’s Wealth Management & Insurance businesses in Switzerland, mutual funds in Luxemburg and Insurance in Zurich.

2.	Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.

3.	Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

4.	Creation of a new reporting unit segment, Santander Global Platform, which includes our global digital services under a single unit:

-	Our fully digital native bank Openbank and Open Digital Services.
-

Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Superdigital, Pago FX and our recently launched global businesses (Global Merchant Services and Global Trade Services).

-	Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.

Secondary segments

5.	Real Estate Activity Spain, that was previously a segment reported on its own, is now included in Retail Banking.

6.	The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which was renamed Wealth Management & Insurance.

7.	The new Digital segment is also incorporated as a secondary segment.

8.

Finally, the change in reported segments also includes adjustments of the clients of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

The changes in the secondary segments have no impact on the primary segments.

The Group restated the corresponding information of earlier periods to reflect these changes in the structure of its internal organization.

In this report we have included only such disclosure as was impacted by the revisions described above and have only revised such disclosure to reflect such revisions. This report does not, and does not purport to, recast the information in any other part of the 2018 Form 20-F filed on March 26, 2019 or update any information in such Form 20-F to reflect any events that have occurred after its filing. The filing of this report should not be understood to mean that any statements contained in the above mentioned Form 20-F are true and complete as of any date subsequent to March 26, 2019. References in this report to our consolidated financial statements shall be deemed to refer to our recast consolidated financial statements and related notes that are also included as an exhibit to this Form 6-K. This Form 6-K should be read in conjunction with the above mentioned 2018 Form 20-F, the related recast consolidated financial statements and our other filings with the SEC.

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended 31 December 2018 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods have to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

In July 2014, the IASB published IFRS9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to re-classify the comparative financial statements. Therefore, previous periods are not comparable. However, note 1.b to our consolidated financial statements included in Exhibit 99.2 of this Form 6-K includes a reconciliation of balances as of 31 December 2017 under IAS 39 and the corresponding balances as of 1 January 2018 under IFRS9. The adoption of Bank of Spain’s Circular 4/2017 has modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.

Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2018, 2017 and 2016 in accordance with IFRS-IASB. See pages 2 and 3 in Exhibit 99.2 of this Form 6-K for the audit report issued by PricewaterhouseCoopers Auditores, S.L.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

General Information

Our consolidated financial statements included in Part 2 of the 2018 Form 20-F are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report.  Also, throughout this annual report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•	“dollars”, “USD”, “US$” or “$”, we mean United States dollars; and
•	“pounds”, “GBP” or “£”, we mean United Kingdom pounds.

When we refer to “net interest income” we mean “interest income/(charges)”.

When we refer to “staff costs” we mean “personnel expenses”.

When we refer to “profit before tax” we mean “operating profit/(loss) before tax”.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted.  We do not believe that monthly averages present trends that are materially different from trends that daily averages would show.  In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses” or “allowances for non-performing balances”, we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk.  See “Item 5. Other Industry Guide 3 disclosures—Bank of Spain’s Classification Requirements— Allowances for Credit Losses and Country-Risk Requirements”. From 1 January 2018, after the adoption of IFRS9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Exhibit 99.2 of this Form 6-K.

2.	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;
•	management strategy;
•	capital expenditures;
•	earnings and other targets; and
•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions.  We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company,” and “Quantitative and Qualitative Disclosures About Risks” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that the following important factors, in addition to those discussed in “Item 4. Risk Factors”, “Item 5.  Information on the Company”, “Consolidated Directors’ Report —Economic and Financial Review” in Part 1 of the 2018 Form 20-F, and elsewhere in the 2018 Form 20-F and in this Form 6-K, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•   general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•   exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•   a worsening of the economic environment in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;

•   the effects of a decline in real estate prices, particularly in Spain and the U.K.;

•   the effects of results of U.K political developments, including the U.K’s potential exit from the European Union;

•   monetary and interest rate policies of the European Central Bank and various central banks;

•   inflation or deflation;

•   the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•   changes in competition and pricing environments;

•   the inability to hedge some risks economically;

•   the adequacy of loss reserves;

•   acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•   changes in demographics, consumer spending, investment or saving habits;

•   potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•   changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•   political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•   changes in Spanish, U.K., E.U., U.S., Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the U.K exiting the European Union; and

•   increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•   damage to our reputation;

•   our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•   the outcome of our negotiations with business partners and governments.

Operating Factors

•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;

•   technical difficulties and/or failure to improve or upgrade our information technology;

•   changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•   our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•   changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future interest income / (charges).

•   potential losses associated with cyber-attacks.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

3.	ECONOMIC AND FINANCIAL REVIEW BY SEGMENT

3.1 BUSINESS AREAS PERFORMANCE

DESCRIPTION OF BUSINESSES

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also Note 52.c to the Group financial statements).

The Group has aligned the information in this operating segment section in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographic area where profits are earned, and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

During 2018, certain changes took place in the organisational structure of the Group, which led to a change in segment reporting:

•   Banco Popular’s financial results and balance sheet have been allocated to the corresponding segments. The affected segments are Spain, Portugal and Real Estate Activity Spain.

•   The Group acquired the stake of Santander Asset Management that was not already owned by the Group. Following this change in the consolidation perimeter, the Group decided to integrate the acquired Asset Management business, the International Private Banking business and the corporate unit of Private Banking, which were previously reported within the Retail Banking segment, into a new segment then identified as Wealth Management.

•    Additionally, there has been an adjustment to the perimeter of the Global Customer Relationship Model, between the Retail Banking segment and the Santander Corporate & Investment Banking segment, as well as other minor changes relating to the Real Estate Activity Spain.

Additionally, on July 4, 2019, we announced that, starting with the financial information for the first half of 2019, we will carry out a change in our reported segments to reflect our current reporting structure.

This change in our reported segments aims to align the segment information to how segments and units are managed and has no impact at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:

Primary segments

1.

Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and Santander Consumer Finance) plus the UK (that was previously a segment on its own and is now a unit under the segment Europe).

-    The UK unit is aligned with ring-fencing structure, including products and services distributed to our retail customers and the majority of our business customers. The businesses excluded are now incorporated in the rest of Europe.

-    Spain unit now includes the Real Estate Activity Spain, previously included in the rest of Europe, and it excludes some treasury businesses now reported in the rest of Europe and the online bank OpenBank which is now incorporated in the new Digital segment (Santander Global Platform).

-    The rest of Europe comprises mainly (i) CIB businesses such as Banco Santander, S.A. branches outside of Spain (including the excluded businesses in the UK as a result of ring-fencing) as well as Spain’s treasury business and (ii) Private Banking’s Wealth Management & Insurance businesses in Switzerland, mutual funds in Luxemburg and Insurance in Zurich.

2.	Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.

3.	Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

4.	Creation of a new reporting unit segment, Santander Global Platform, which includes our global digital services under a single unit:

-    Our fully digital native bank Openbank and Open Digital Services.

-    Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Superdigital, Pago FX and our recently launched global businesses (Global Merchant Services and Global Trade Services).

-    Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.

Secondary segments

5.	Real Estate Activity Spain, that was previously a segment reported on its own, is now included in Retail Banking.

6.	The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which was renamed Wealth Management & Insurance.

7.	The new Digital segment is also incorporated as a secondary segment.

8.

Finally, the change in reported segments also includes adjustments of the clients of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

The changes in the secondary segments have no impact on the primary segments.

The Group restated the information of earlier periods to reflect these changes in the structure of its internal organisation.

The operating business areas are structured in two levels:

Primary segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas, are:

•  Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.

•  North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit Banco Santander International and the New York branch.

•  South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.

•   Santander Global Platform: includes our fully digital bank Openbank and Open Digital Services, Global Payments Services (Superdigital, Pago FX, Global Merchant Services, Global Trade Services) and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

Secondary segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.

•  Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through Santander Corporate & Investment Banking, and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

•  Santander Corporate & Investment Banking (SCIB): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•  Wealth Management & Insurance: Includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).

•   Santander Global Platform: includes our fully digital bank Openbank and Open Digital Services, Global Payments Services (Superdigital, Pago FX, Global Merchant Services, Global Trade Services) and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

Finally, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

As described in section 3 of our consolidated director’s report, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such impact.

3.2  SUMMARY INCOME STATEMENT OF THE GROUP’S MAIN BUSINESS AREAS

2018. Main items of the underlying income statement

EUR million

Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	14,204	5,435	21,257	10,091	7,491	5,048
Spain	4,093	2,624	7,615	3,277	2,063	1,554
Santander Consumer Finance	3,723	798	4,610	2,622	2,137	1,293
United Kingdom	4,078	912	5,132	2,295	1,803	1,272
Portugal	858	377	1,344	700	686	479
Poland	996	453	1,488	848	552	296
Other Europe	456	272	1,068	350	251	154
North America	8,154	1,615	10,476	5,988	2,337	1,304
US	5,391	859	6,949	3,930	1,113	549
Mexico	2,763	756	3,527	2,058	1,224	755
South America	12,891	4,497	17,674	11,117	6,717	3,451
Brazil	9,758	3,497	13,345	8,845	5,185	2,592
Chile	1,944	424	2,535	1,488	1,118	612
Argentina	768	448	1,209	458	183	82
Other South America	421	128	585	326	231	165
Santander Global Platform	79	7	74	(68)	(70)	(54)
Operating areas	35,328	11,554	49,481	27,128	16,475	9,750
Corporate Centre	(987)	(69)	(1,057)	(1,483)	(1,699)	(1,686)
Total Group	34,341	11,485	48,424	25,645	14,776	8,064

Secondary segments
Retail Banking	32,262	8,870	42,231	22,994	12,654	7,238
Santander Corporate & Investment Banking	2,461	1,534	5,077	2,975	2,680	1,691
Wealth Management & Insurance	526	1,142	2,099	1,226	1,211	875
Santander Global Platform	79	7	74	(68)	(70)	(54)
Operating areas	35,328	11,554	49,481	27,128	16,475	9,750
Corporate Centre	(987)	(69)	(1,057)	(1,483)	(1,699)	(1,686)
Total Group	34,341	11,485	48,424	25,645	14,776	8,064

Underlying attributable profit 2018. % distribution of business areas A
Primary segments	Secondary segments

A. Excluding Corporate Centre and Santander Global Platform.

Business areas performance

2017. Main items of the underlying income statement

EUR million

Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	13,529	5,163	20,062	9,608	7,088	4,701
Spain	3,590	2,341	6,522	2,633	1,597	1,171
Santander Consumer Finance	3,571	878	4,484	2,506	2,083	1,254
United Kingdom	4,333	915	5,445	2,724	2,056	1,403
Portugal	788	360	1,245	630	574	435
Poland	928	443	1,419	814	581	300
Other Europe	321	226	948	300	197	137
North America	8,170	1,720	10,420	5,840	2,026	1,118
US	5,569	971	6,959	3,761	892	408
Mexico	2,601	749	3,460	2,078	1,134	710
South America	13,383	4,744	19,059	11,720	6,363	3,587
Brazil	10,078	3,640	14,273	9,193	4,612	2,544
Chile	1,907	391	2,523	1,498	1,059	586
Argentina	985	596	1,747	777	526	359
Other South America	413	117	516	252	165	97
Santander Global Platform	64	7	60	(7)	(14)	(11)
Operating areas	35,146	11,635	49,601	27,160	15,463	9,394
Corporate Centre	(851)	(38)	(1,209)	(1,687)	(1,913)	(1,878)
Total Group	34,296	11,597	48,392	25,473	13,550	7,516

Secondary segments
Retail Banking	32,169	9,295	42,404	22,652	11,743	6,837
Santander Corporate & Investment Banking	2,442	1,621	5,491	3,463	2,701	1,772
Wealth Management & Insurance	472	712	1,646	1,052	1,033	796
Santander Global Platform	64	7	60	(7)	(14)	(11)
Operating areas	35,146	11,635	49,601	27,160	15,463	9,394
Corporate Centre	(851)	(38)	(1,209)	(1,687)	(1,913)	(1,878)
Total Group	34,296	11,597	48,392	25,473	13,550	7,516

Underlying attributable profit 2017. % distribution of business areas A
Primary segments	Secondary segments

A. Excluding Corporate Centre and Santander Global Platform.

3.3  PRIMARY SEGMENTS

Europe

2018 Highlights

Underlying attributable profit	• Focus on three main priorities: customer loyalty, digital transformation and operational excellence.
EUR 5,048 Mn

•  Progress in the incorporation of the new strategic businesses: Banco Popular in Spain and Portugal, and the retail and SME businesses acquired from Deutsche Bank Polska (DBP) in Poland.

•  Underlying attributable profit amounts to EUR 5,048 million, 7% higher in euros (+8% excluding the exchange rate impact), spurred by customer revenue, partly driven by Banco Popular’s integration.

Strategy

In an environment of historically low interest rates, the Group carried out a strategy that enabled us to improve customer loyalty, increase activity, customer revenue growth, cost control and enhance credit quality.

Additionally, 2018 was a key year in Europe due to the resizing that followed the new strategic businesses integration into the Group.

In Portugal, the Bank completed the operational and technological integration of Banco Popular Portugal. After this acquisition, Santander Totta became the largest privately owned bank in terms of assets and loans and advances to customers in the domestic activity.

Loyal customers

Thousands

8,212
9,442
+15%
2017
2018

Digital customers

Thousands

10,431
12,745
+22%
2017
2018

In Spain, we strengthened our position after the acquisition of Banco Popular, whose integration is progressing as scheduled. We completed the legal integration, and the central and territorial services are already unified. Of note, good performance of the first joint commercial offer (1|2|3 Profesionales account) which had accounted more than 160,000 customers by the end of the year, well above the initial target.

On the other hand, progress in the management of Banco Popular’s alliances in order to recover strategic business and ease its integration, focusing on enhancing the customer experience. Of note was the sale of 49% of WiZink stake to Värde Partners, Inc. and the recovering of Banco Popular card business. At the same time, we recovered its ATM business.

In Poland, Santander Bank Polska (former BZ WBK) strengthened its position in the country following the acquisition of the retail, SMEs and private banking business of DBP.

Lastly, Europe benefited from the creation of the Santander Wealth Management global segment at the end of 2017 (including Asset Management and Private Banking), currently Wealth Management & Insurance,  in order to offer an improved and wider range of funds. In Private Banking, we are developing a new proposition, which intends to be the leader in Europe, supported by the collaboration of the countries where the Group operates.

The Group continues to be immersed in its cultural transformation in the region. Santander was awarded with the Top Employers Europe 2018 certification.

As a result, the number of loyal customers and digital customers rose (15% and 22% respectively), increasing in all countries of this area.

Activity

Loans and advances to customers rose 3%. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers increased 1.5% mainly driven by Santander Consumer Finance and Poland (partially due to the integration of DBP). Spain and Portugal decreased in a deleveraging market environment, where consumer loans and SMEs recorded a better evolution than large companies and institutions, and the UK was almost flat.

Customer deposits were 1% lower year-on-year. Excluding repurchase agreements and the exchange rate impact were 2% higher, due to the increase in demand deposits in all units, which offset lower time deposits.

Of note was the performance of Spain, where demand deposits increased by EUR 13,000 million (+7%, driven by the 1|2|3 loyalty strategy), while time deposits decreased by EUR 13,000 million (-23%) due to reduction of expensive deposits (partially from Banco Popular), as part of our strategy to reduce the cost of funding.

Including mutual funds (-5%), customer funds grew 1.5%.

Results

Underlying attributable profit amounted to EUR 5,048 million in the year (51% of the Group’s operating areas). Underlying RoTE was 10.9%.

Compared to 2017, underlying attributable profit rose 7% in euros and 8% excluding the exchange rate impact. The evolution of profit and the main P&L lines were affected by the integration of Banco Popular in Spain and Portugal in June 2017.

By lines:

•   Total income increased 6%, driven by all the main items. Net interest income rose 6% with a positive evolution in all units (mainly Spain and Portugal) except for the UK, because of the competitive pressure on mortgage spreads and continued SVR (Standard Variable Rate) volumes attrition. Net fee income was 5% higher, especially in Spain due to transactionality. The only decreases were recorded in Santander Consumer Finance, due to lower income from insurance, and in the UK. Gains on financial transactions rose 23% (accounting for just 5% of total income), mainly driven by Spain’s performance.

•   Administrative expenses and amortisations increased 7%, as Spain was significantly affected by Popular’s integration. Despite this increase, the ongoing measures to optimise costs, as part of the integration process, are starting to produce synergies.

•   Net loan-loss provisions were 20% higher mainly due to the integration of Banco Popular in Spain and Portugal in 2017, as credit quality improved: the NPL ratio decreased 49 bps year-on-year to 3.67%, with a positive performance in all commercial units. The coverage ratio fell slightly to 50%.

•   Other gains (losses) and provisions recorded a loss of EUR 1,028 million (EUR -1,206 million in 2017), with an uneven performance by units.

Europe

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	14,204	13,529	5.0	5.5
Net fee income	5,435	5,163	5.3	5.6
Gains (losses) on financial transactions A	1,115	907	22.9	23.4
Other operating income	503	463	8.8	9.1
Total income	21,257	20,062	6.0	6.4
Administrative expenses and amortisations	(11,165)	(10,454)	6.8	7.2
Net operating income	10,091	9,608	5.0	5.5
Net loan-loss provisions	(1,572)	(1,313)	19.7	20.0
Other gains (losses) and provisions	(1,028)	(1,206)	(14.8)	(14.5)
Profit before tax	7,491	7,088	5.7	6.2
Tax on profit	(2,020)	(1,979)	2.1	2.5
Profit from continuing operations	5,472	5,108	7.1	7.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,472	5,108	7.1	7.6
Non-controlling interests	424	408	3.9	4.0
Underlying attributable profit to the parent	5,048	4,701	7.4	8.0

Balance sheet
Loans and advances to customers	639,966	623,604	2.6	3.1
Cash, central banks and credit institutions	172,298	155,204	11.0	11.3
Debt instruments	118,221	125,848	(6.1)	(5.8)
Other financial assets	49,263	64,608	(23.7)	(23.5)
Other asset accounts	40,989	53,790	(23.8)	(23.7)
Total assets	1,020,737	1,023,053	(0.2)	0.1
Customer deposits	571,834	576,072	(0.7)	(0.3)
Central banks and credit institutions	192,685	179,057	7.6	7.6
Marketable debt securities	129,574	122,325	5.9	6.4
Other financial liabilities	53,687	67,041	(19.9)	(19.7)
Other liabilities accounts	18,947	21,569	(12.2)	(11.9)
Total liabilities	966,727	966,064	0.1	0.4
Total equity	54,010	56,989	(5.2)	(4.8)

Memorandum items:
Gross loans and advances to customers B	626,205	619,764	1.0	1.5
Customer funds	634,893	628,016	1.1	1.5
Customer deposits C	557,122	546,064	2.0	2.5
Mutual funds	77,771	81,952	(5.1)	(4.9)

Ratios (%) and operating data
Underlying RoTE	10.86	10.07	0.79
Efficiency ratio	52.5	52.1	0.4
NPL ratio	3.67	4.16	(0.49)
NPL coverage	50.1	51.7	(1.6)
Number of employees	93,021	93,564	(0.6)
Number of branches	6,753	7,105	(5.0)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Spain

2018 Highlights

Underlying attributable profit

•  Banco Popular’s integration is progressing as scheduled: the legal integration was completed, central services and regional teams unified, a single technological platform put in place and migration of customers has already started.

EUR 1,554 Mn

•  Progress was made on digital transformation and the customer relationship model (4.3 million digital customers, launch of Work Café and reinforcement of Santander Personal).

•  Strong growth in SME and companies. New lending was 17% higher and the stock increased by EUR 1,800 million year-on-year.

•  Underlying attributable profit rose 33% in 2018, with better efficiency, a cost of credit of 38 bps and a positive impact from the incorporation of Banco Popular.

Strategy

In 2018, the integration of Banco Popular progressed as scheduled, the central services and regional teams unified and a single technological platform put in place where we started the migration of customers. Progress was also made in managing of Banco Popular’s alliances in order to recover strategic businesses.

Loyal customers rose 32%, with double-digit rises in the main transactional drivers: cards turnover rose 14% year-on-year; points of sale, +11% with a market share gain of 253 bps year-on-year; insurance, +30% in new protection insurance premiums and growth via digital means due to the improved process of online approvals.

The SMEs and companies segment was also very dynamic: commercial activity increased 17%, largely from international business (+10%), backed by trade corridors and more staffing.

In 2018, SCIB continued to be the leader in lending to large companies in Spain, according to Dealogic. Of note were the more than 80 syndicated loans. On the other hand, Santander Private Banking continued to be the market leader and it was named Best Private Bank in Spain by The Banker magazine.

Digital customers increased 57%, backed by the digital transformation, to 4.3 million and the weight of sales via digital channels rose to c.30% in December 2018. Regarding our digital transformation, of note were the following initiatives:

–   Implementation of Santander Personal, our tailored remote management. We doubled our remote managers, we commercialised all our products through this channel and incorporated distinctive customer relation items, such as video calls through the app or chat with the manager.

–   Launch of Smartbank, new relationship model with the more than 600,000 millennial customers, offering them tailored financial and non-financial proposals.

–   Launch of SO:FIA, an investment platform for the integral management of shares, mutual and pension funds.

–   New web for companies, fully renovated as a differential feature in the sector: online global position, one click remittances, totally integrated payment and transfer suite, international business, pre-approved loans, etc., to strengthen our competitive advantage in SMEs.

Loyal customers

Thousands

1,900
2,501
+32%
2017
2018

Digital customers

Thousands

2,752
4,308
+57%
2017
2018

–   Boost in consumer credit thanks to increased sales in pre-approved credit via ATMs, going from a pure servicing model to a more commercial one.

Regarding the improvements on customer experience and attention, we continue to update the branch distribution network with new models, such as Smart Red (556 branches), and we opened the first Work Café, which integrates co-working space, a coffee shop and bank, focusing on the customer experience and digital capabilities.

Lastly, in 2018 our contract centre was awarded the CRC ORO for excellent Customer Service in Spain.

Activity

Loans and advances to customers decreased 4%. In gross terms, excluding reverse repurchase agreements, they fell also 4% in euros compared to 2017 because of the fall in large companies and institutions, which offset the growth in retail banking due to the rise in private banking (EUR 400 million) and SMEs and companies loans (EUR 1,800 million).

Customer deposits were flat compared to 2017. Demand deposits rose 7%, driven by the 1|2|3 account (up EUR 5,300 million in the year), which offset the decrease in time deposits as a result of the funding cost reduction strategy.

Customer funds were down 1% including the 5% decrease in mutual funds. In addition, EUR 14,142 million are managed in pension funds, 5% lower than in 2017.

Results

Underlying attributable profit amounted to EUR 1,554 million (16% of the Group’s total operating areas) and underlying RoTE was 10.4%.

Compared to 2017, underlying attributable profit was 33% higher:

•  Total income rose 17%, spurred by net interest income (+14%) reflecting a sustained improvement of customer spreads due to the lower cost of funding. Net fee income was 12% higher, thanks to increased transactions. Of note was income from servicing, mutual funds and insurance. Gains on financial transactions rose 65%, favoured by the management of ALCO portfolios.

•  Administrative expenses and amortisations were 12% higher. However, the first synergies from the optimisation measures carried out as part of the integration process are starting to materialise.

•  Net loan-loss provisions rose 14%. Nevertheless, the NPL ratio fell to 7.32% in December 2018 from 7.70% in December 2017 and the cost of credit was just 38 bps.

•  Other gains (losses) and provisions increased their losses in the year, partly due to provisions related to foreclosed assets.

Year-on-year growth rates of profit and the main P&L lines were impacted by the incorporation of Popular.

Spain

EUR million

Underlying income statement	2018	2017	%
Net interest income	4,093	3,590	14.0
Net fee income	2,624	2,341	12.1
Gains (losses) on financial transactions A	703	427	64.7
Other operating income	195	164	18.5
Total income	7,615	6,522	16.8
Administrative expenses and amortisations	(4,338)	(3,889)	11.6
Net operating income	3,277	2,633	24.4
Net loan-loss provisions	(789)	(690)	14.3
Other gains (losses) and provisions	(425)	(346)	22.9
Profit before tax	2,063	1,597	29.1
Tax on profit	(508)	(422)	20.5
Profit from continuing operations	1,555	1,176	32.3
Net profit from discontinued operations	—	—	—
Consolidated profit	1,555	1,176	32.3
Non-controlling interests	1	4	(86.4)
Underlying attributable profit to the parent	1,554	1,171	32.7

Balance sheet
Loans and advances to customers	196,101	203,272	(3.5)
Cash, central banks and credit institutions	79,100	55,550	42.4
Debt instruments	48,849	59,298	(17.6)
Other financial assets	2,515	2,965	(15.2)
Other asset accounts	22,436	34,034	(34.1)
Total assets	349,001	355,118	(1.7)
Customer deposits	238,372	238,549	(0.1)
Central banks and credit institutions	56,062	53,626	4.5
Marketable debt securities	24,628	26,260	(6.2)
Other financial liabilities	6,216	6,726	(7.6)
Other liabilities accounts	8,916	11,337	(21.4)
Total liabilities	334,193	336,498	(0.7)
Total equity	14,807	18,620	(20.5)

Memorandum items:
Gross loans and advances to customers B	203,288	210,934	(3.6)
Customer funds	298,860	301,907	(1.0)
Customer deposits C	237,821	237,728	0.0
Mutual funds	61,039	64,179	(4.9)

Ratios (%) and operating data
Underlying RoTE	10.42	8.06	2.36
Efficiency ratio	57.0	59.6	(2.6)
NPL ratio	7.32	7.70	(0.38)
NPL coverage	43.7	46.1	(2.4)
Number of employees	31,229	32,430	(3.7)
Number of branches	4,365	4,484	(2.7)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Santander Consumer Finance

2018 Highlights

Underlying attributable profit	• SCF is the European leader in consumer finance. • Main management focuses: to remain as the leader in auto finance and increase consumer finance, strengthening digital channels.
EUR 1,293 Mn	• Underlying attributable profit rose 3% in euros and 4% year-on-year excluding the exchange rate impact. High profitability (underlying RoTE of 16%) and cost of credit at historic lows.

Strategy

SCF is Europe’s consumer finance market leader, with a presence in 15 European countries and more than 130,000 associated points-of-sale (auto dealers and shops). It also has a significant number of finance agreements with auto and motorbike manufacturers and retail distribution groups.

In 2018, SCF continued to gain market share, underpinned by a solid business model: highly diversified by countries with a critical mass in key products, more efficient than competitors and a risk control and recovery system that enables to maintain high credit quality.

On the other hand, we continued to sign and develop new agreements, both with retail distributors as well as producers, seeking to help them in the commercial transformation process and thus increase the value proposition for the final client.

Management focused on:

•    Maximising efficiency of capital, in a competitive environment characterised by the entry of new competitors, an excess of liquidity in markets and moderate GDP growth.

•    Remaining the leaders in auto finance and growing consumer credit by extending agreements with the main dealers.

•    Strengthening digital channels and helping our partners through their digital transformation. SCF launched two core projects: the e-commerce platform, to help our partners create, manage and improve their business; and digital interaction, which optimises the relationship between agents and the customers.

•    The plan to integrate the retail networks of SC Germany progressed as scheduled.

Of note, SCF was recognised as Top Employer Europe 2018 in Austria, Belgium, Germany, Italy, The Netherlands and Poland.

Activity

The stock of loans and advances to customers rose 6% compared to 2017. Gross loans excluding reverse repurchase agreements and the impact of exchange rates, also grew 6%. Almost all country units grew their business, more than 70% of lending is in countries with the highest rating and Germany and the Nordics account for 52% of the portfolio.

Loans and advances to customers by geographic area
December 2018

New lending increased 7% compared to 2017, growth in almost all countries driven by commercial agreements in several of them. Of note were the rises in France, Poland, the Nordics and Italy.

SCF is benefiting from having banking licenses in most of the countries in which it operates, enabling it to take deposits in many of them. It also has a high diversification of funding sources, with a good structure to access markets through securitisations and other issues.

This enabled customer deposits to be a product that sets Santander apart from its competitors (above EUR 36,000 million) coupled with the high capacity to access wholesale funding.

Results

Underlying attributable profit was EUR 1,293 million in 2018 (13% of the Group’s total operating areas) and underlying RoTE was 15.8%.

Compared to 2017, underlying attributable profit was 3% higher in euros and 4% excluding the exchange rate impact, as follows:

•   Total income rose 3%, driven by net interest income (+5%) due to higher volumes and lower funding costs. Net fee income declined 9%, largely due to the adaptation of insurance business to the new environment.

•    Administrative expenses and amortisations increased slightly (+1%) and the efficiency ratio improved to 43.1%.

•    Net loan-loss provisions increased 36%, because of the positive impact in 2017 of the sale of foreclosed portfolios and other releases. The cost of credit remained low for this type of business (0.38%), underscoring the good performance of portfolios. The NPL ratio was 2.29%, 21 bps lower year-on-year, and the coverage ratio increased to 106% (101% in December 2017).

•    Other gains (losses) and provisions amounted to EUR -125 million in 2018, 21% lower than in 2017 (in that year SCF recorded provisions for possible litigation and customers’ complaints).

•    The largest contribution to the underlying attributable profit came from Germany (EUR 349 million), the Nordic countries (EUR 331 million) and Spain (EUR 246 million).

Santander Consumer Finance

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	3,723	3,571	4.3	4.9
Net fee income	798	878	(9.1)	(9.0)
Gains (losses) on financial transactions A	55	3	—	—
Other operating income	34	32	6.8	8.3
Total income	4,610	4,484	2.8	3.3
Administrative expenses and amortisations	(1,989)	(1,978)	0.6	1.0
Net operating income	2,622	2,506	4.6	5.1
Net loan-loss provisions	(360)	(266)	35.4	36.1
Other gains (losses) and provisions	(125)	(157)	(20.4)	(20.5)
Profit before tax	2,137	2,083	2.6	3.1
Tax on profit	(576)	(588)	(2.1)	(1.6)
Profit from continuing operations	1,561	1,495	4.4	5.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,561	1,495	4.4	5.0
Non-controlling interests	268	241	10.9	10.9
Underlying attributable profit to the parent	1,293	1,254	3.2	3.9

Balance sheet
Loans and advances to customers	95,366	90,091	5.9	6.1
Cash, central banks and credit institutions	6,096	4,895	24.5	24.9
Debt instruments	3,325	3,220	3.2	4.0
Other financial assets	31	22	44.8	45.2
Other asset accounts	2,890	3,508	(17.6)	(17.3)
Total assets	107,708	101,735	5.9	6.2
Customer deposits	36,579	35,443	3.2	3.5
Central banks and credit institutions	24,968	23,342	7.0	7.2
Marketable debt securities	31,281	28,694	9.0	9.3
Other financial liabilities	771	996	(22.6)	(22.4)
Other liabilities accounts	3,520	3,637	(3.2)	(3.0)
Total liabilities	97,120	92,112	5.4	5.7
Total equity	10,588	9,623	10.0	10.5

Memorandum items:
Gross loans and advances to customers B	97,707	92,431	5.7	6.0
Customer funds	36,531	35,398	3.2	3.5
Customer deposits C	36,531	35,396	3.2	3.5
Mutual funds	—	2	(100.0)	(100.0)

Ratios (%) and operating data
Underlying RoTE	15.83	16.44	(0.61)
Efficiency ratio	43.1	44.1	(1.0)
NPL ratio	2.29	2.50	(0.21)
NPL coverage	106.4	101.4	5.0
Number of employees	14,865	15,131	(1.8)
Number of branches	438	546	(19.8)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

United Kingdom

2018 Highlights

Underlying attributable profit

•   We continued with our strategy of selective growth in a competitive and uncertain operating environment whilst actively managing costs in order to improve operational efficiency and the customer experience.

•   The UK is aligned with ring-fencing, including products and services distributed to our retail customers and the majority of our business customers. The businesses excluded are now incorporated in the rest of Europe.

EUR 1,272 Mn

•   Good business evolution: strongest mortgage growth in the last three years in a highly competitive market, which was partially offset by a reduction in commercial real estate exposure.

•   Our results reflect income pressures and higher regulatory, risk and control costs, as well as strategic investment in business transformation and digital enhancement. Cost of credit at just 7 bps.

Strategy

We remained focused on growing customer loyalty, operational and digital excellence and steady and sustainable profit growth, while being the best bank for our employees and the communities in which we operate.

To this end, we continued to develop our digital proposition, and in 2018 we retained 55% of refinanced mortgage loans online, an increase of 6 pp year-on-year. We also opened 43% of current accounts and 65% of credit cards through digital channels, increases of 5 and 13 pp, respectively.

The number of digital customers reached 5.5 million, up 9% year-on-year.

In addition, we launched our innovative 1I2I3 Business current account in October 2018, which offers standout value to UK SMEs as we seek to shake up the business banking market. Also, we further developed our international proposition with 3 trade corridors established in the year.

We ranked second in retail customer satisfaction, as published by the Financial Research Survey (FRS). And as reported by the Charterhouse Business Banking Survey, our Corporate customer satisfaction at 61% was 7 pp above the market average.

The number of loyal retail customers continued to grow, although at a slower pace (+3%) given the high competition in savings products. Loyal corporate customers increased 5%, with our customer-focused and international proposition.

This performance was achieved despite a very competitive UK banking environment, and one which faces major regulatory changes. Open Banking and PSD II (Payment Services Directive) will influence customer interaction and possibly the competitive landscape.

Loyal customers	Digital customers
Thousands	Thousands

Activity

Loans and advances to customers increased 4% in euros compared to 2017. Excluding reverse repurchase agreements and the exchange rate impact, they were down 1%, due to growth in mortgage loans, underpinned by our focus on customer service and retention, offset by managed reductions in commercial real estate exposure.

Customer deposits declined 10% year-on-year in euros and were 2% lower excluding repurchase agreements and the exchange rate impact. Demand deposits rose 1%, offset by the reduction in time deposits as part of a management pricing strategy. Mutual funds down 11% predominately driven by negative market movements and reduced net flows this year.

Results

Underlying attributable profit amounted to EUR 1,272 million in 2018 (13% of the Group’s total operating areas), and underlying RoTE was 9.4%.

Compared to 2017, underlying attributable profit was 9% lower in euros and 8% excluding the exchange rate impact, as follows:

•    Total income declined 5% due to lower net interest income (-5%), because of the competitive pressure on mortgage spreads and continued SVR (Standard Variable Rate) volumes attrition. Gains on financial transactions fell 40% largely due to capital gains recorded in 2017. Net fee income, on the other hand, rose 1% backed by income from asset management.

•    Administrative expenses and amortisations rose 5% because of increased regulatory, risk and control costs and ongoing strategic and digital transformation investments.

•    Net loan-loss provisions declined 17%, with a cost of credit of just 7 bps. The NPL ratio improved to 1.08% from 1.32% in 2017, backed by our prudent approach to risk and the resilience of the UK economy. The coverage ratio rose to 33% (32% in 2017).

•    Other gains (losses) and provisions in the lower part of the income statement had a positive impact in the year, largely due to payment protection insurance charges in 2017 which were not repeated this year.

These results do not include the profit of the businesses incorporated in the rest of Europe, which amounts to EUR 90 million in 2018.

United Kingdom

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	4,078	4,333	(5.9)	(5.0)
Net fee income	912	915	(0.3)	0.6
Gains (losses) on financial transactions A	88	147	(40.2)	(39.6)
Other operating income	53	50	7.9	9.0
Total income	5,132	5,445	(5.7)	(4.8)
Administrative expenses and amortisations	(2,837)	(2,721)	4.3	5.3
Net operating income	2,295	2,724	(15.7)	(14.9)
Net loan-loss provisions	(171)	(209)	(18.2)	(17.4)
Other gains (losses) and provisions	(321)	(458)	(29.9)	(29.3)
Profit before tax	1,803	2,056	(12.3)	(11.5)
Tax on profit	(506)	(629)	(19.5)	(18.7)
Profit from continuing operations	1,296	1,427	(9.2)	(8.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,296	1,427	(9.2)	(8.3)
Non-controlling interests	25	25	0.7	1.6
Underlying attributable profit to the parent	1,272	1,403	(9.3)	(8.5)

Balance sheet
Loans and advances to customers	249,991	240,007	4.2	5.0
Cash, central banks and credit institutions	37,246	56,682	(34.3)	(33.7)
Debt instruments	26,517	26,188	1.3	2.1
Other financial assets	594	24,690	(97.6)	(97.6)
Other asset accounts	9,431	9,697	(2.7)	(1.9)
Total assets	323,779	357,263	(9.4)	(8.6)
Customer deposits	208,179	230,243	(9.6)	(8.8)
Central banks and credit institutions	25,821	25,304	2.0	2.9
Marketable debt securities	67,556	61,112	10.5	11.5
Other financial liabilities	2,097	21,165	(90.1)	(90.0)
Other liabilities accounts	4,126	4,261	(3.2)	(2.4)
Total liabilities	307,779	342,086	(10.0)	(9.3)
Total equity	16,000	15,177	5.4	6.3

Memorandum items:
Gross loans and advances to customers B	228,548	232,156	(1.6)	(0.7)
Customer funds	204,424	210,045	(2.7)	(1.9)
Customer deposits C	196,848	201,502	(2.3)	(1.5)
Mutual funds	7,576	8,543	(11.3)	(10.6)

Ratios (%) and operating data
Underlying RoTE	9.35	9.41	(0.06)
Efficiency ratio	55.3	50.0	5.3
NPL ratio	1.08	1.32	(0.24)
NPL coverage	32.9	32.3	0.6
Number of employees	25,534	25,901	(1.4)
Number of branches	755	807	(6.4)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Portugal

2018 Highlights

Underlying attributable profit

•  The operational and technological integration of Banco Popular Portugal was completed in October 2018.

•  Santander Totta strengthened its position as the country’s largest privately owned bank by assets and domestic loans and advances to customers.

EUR 479 Mn

•  The digital and commercial transformation continued, increasing sales via digital channels and boosting growth of loyal and digital customers.

•  Underlying attributable profit rose 10% year-on-year due to the improvement of the efficiency ratio and lower provisions. The NPL ratio improved significantly and cost of credit was just 9 bps.

Strategy

The offer of products and services tailored to customer needs, focused on boosting loyalty, continued in 2018.

The strategy to transform the business model spurred growth in loyal and digital customers. Of note, in addition to World 1|2|3, was the development of new digital platforms such as the app Santander Empresas, mobile real-time push notifications and alerts for cards and accounts, card blocking services and credit card payments in instalments (PagaSimples).

In personal lending, CrediSimples (loan contracting exclusively through digital channels) already accounted for 28% of new lending (with that to loyal companies gaining significant market share).

Regarding customer funds, customer deposits grew above the market, gaining market share. The Bank launched Conta SIM, a simple and more digital account, with a basic offer of products and services for customers at the start of their working life or with lower income.

As of December 2018, Santander Totta had 752,000 loyal customers (+9% compared to 2017) and 734,000 digital customers (+32% year-on-year).

Santander Totta continued to be recognised for its activity. Of note: Best Bank in Portugal by Global Finance in 2018 and by World Finance as the Best Retail Bank in Portugal. Recently, it was also awarded Best Private Bank 2019 by Global Finance and Euromoney.

This commercial activity was developed during the operational and technological integration of Banco Popular, completed in October 2018.

Moreover, credit rating agencies upgraded their ratings throughout the year. In October, S&P upgraded its Stand Alone Credit Profile to bbb- and Moody’s upgraded deposits and long-term debt to Baa2/P-2 and Baa3/P-3, respectively. In September S&P improved its outlook from stable to positive. DBRS upgraded in April the Bank’s long-term debt to A with stable outlook.

Loyal customers	Digital customers
Thousands	Thousands

Activity

Loans and advances to customers remained strong in the year. The market share of new lending to companies rose to 20% (+2.7 pp compared to 2017). Regarding SMEs lending, the Bank was the market leader in PME Investe, Crescimento and Capitalizar, with a market share of 23%. New mortgage lending was also very dynamic with a market share of 22% (+0.9 pp compared to 2017).

Despite this strong activity, the stock of loans and advances to customers was 1% lower, compared to 2017. Excluding reverse repurchase agreements, they fell 2% year-on-year, impacted by the sale of non-profitable portfolios.

Customer deposits increased 10% year-on-year driven by demand deposits (+15%) and time deposits (+5%), which produced above-market growth in deposits, particularly in companies. On the other hand, mutual funds decreased 10% and, consequently, customer funds rose 8%.

In addition, EUR 1,154 million are managed in pension funds, 2% lower than in 2017.

Results

Underlying attributable profit amounted to EUR 479 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 12.0%.

Compared to 2017, underlying attributable profit rose 10%. Its performance, and that of the main P&L line items, was affected by the impact of Banco Popular’s incorporation in June 2017, as follows:

•    Total income increased 8%, driven by net interest income (+9%). Net fee income was 5% higher, particularly that from insurance and mutual funds. Gains on financial transactions, on the other hand, declined 1% because of fewer sales of ALCO portfolios in the year.

•    Administrative expenses and amortisations rose (+5%), although at a slower pace than total income. As a result net operating income increased 11% and the efficiency ratio improved to 48%.

•    Net loan-loss provisions increased. However, the cost of credit was just 0.09%. The NPL ratio improved to 5.94% from 7.51% in December 2017 and the coverage ratio stood at 50%.

•    The effective tax rate was higher, partly because of the regulatory rise in corporate tax.

Portugal

EUR million

Underlying income statement	2018	2017	%
Net interest income	858	788	8.9
Net fee income	377	360	4.7
Gains (losses) on financial transactions A	75	76	(1.0)
Other operating income	34	21	61.4
Total income	1,344	1,245	8.0
Administrative expenses and amortisations	(644)	(614)	4.8
Net operating income	700	630	11.0
Net loan-loss provisions	(32)	(12)	160.6
Other gains (losses) and provisions	18	(44)	(140.4)
Profit before tax	686	574	19.5
Tax on profit	(205)	(136)	50.1
Profit from continuing operations	481	438	9.9
Net profit from discontinued operations	—	—	—
Consolidated profit	481	438	9.9
Non-controlling interests	2	2	9.5
Underlying attributable profit to the parent	479	435	10.0

Balance sheet
Loans and advances to customers	35,470	35,678	(0.6)
Cash, central banks and credit institutions	3,454	3,015	14.5
Debt instruments	12,303	11,803	4.2
Other financial assets	1,877	1,828	2.6
Other asset accounts	1,904	2,804	(32.1)
Total assets	55,007	55,127	(0.2)
Customer deposits	37,217	33,986	9.5
Central banks and credit institutions	8,009	10,024	(20.1)
Marketable debt securities	4,259	5,413	(21.3)
Other financial liabilities	257	327	(21.6)
Other liabilities accounts	1,197	1,257	(4.8)
Total liabilities	50,938	51,008	(0.1)
Total equity	4,069	4,119	(1.2)

Memorandum items:
Gross loans and advances to customers B	36,568	37,494	(2.5)
Customer funds	39,143	36,115	8.4
Customer deposits C	37,217	33,986	9.5
Mutual funds	1,926	2,130	(9.6)

Ratios (%) and operating data
Underlying RoTE	12.02	11.65	0.37
Efficiency ratio	47.9	49.3	(1.4)
NPL ratio	5.94	7.51	(1.57)
NPL coverage	50.5	62.1	(11.6)
Number of employees	6,705	6,822	(1.7)
Number of branches	572	681	(16.0)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Poland

2018 Highlights

Underlying attributable profit

•  The Group strengthened its position in Poland with the integration of the retail and SMEs businesses acquired from Deutsche Bank Polska (DBP). BZ WBK was renamed Santander Bank Polska, S.A.

•  Strong growth in volumes reflected in market share gains in a very competitive environment.

EUR 296 Mn

•  Third bank in customer satisfaction in Poland.

•  Underlying attributable profit fell (-1%) both in euros and excluding the exchange rate impact, due to the sale of portfolios in 2017, the cost of rebranding in 2018 and the charges associated with the integration of DBP

Strategy

The retail and SMEs businesses acquired from Deutsche Bank Polska was successfully integrated into Santander Bank Polska in November. Almost 400,000 customers were migrated. As a result, Santander Bank Polska reinforced its position as one of the largest financial entities in Poland. For the first time in the Polish banking system, the legal and operating merger, as well as the branch rebranding were accomplished in just one weekend.

The Bank continued its strategy to become the bank of first choice, anticipating and responding to customer expectations.

The digital transformation continued during the year with the launch of mSignature, a mobile app authorisation tool as an inexpensive and secure alternative for SMS codes. The credit card and loan after-sale services were digitised. The Santander Internet service gives customers the option to amortise the entire loan or a portion.

Following the implementation of Apple Pay, which joined Google Pay,  Garmin Pay,  BLIK, HCE and Fitbit, already in place, Santander Bank Polska S.A. now offers six cashless payment methods.

At the end of 2017, the As I Want account was successfully launched and we already have more than one million accounts opened. It was recognised as the best account for young people in the financial portal money.pl.

Santander Bank Polska S.A. made significant headway in the implementation of agile methodology in the Retail Banking division. The following four tribes were established at the end of September 2018: Multichannel, Individual Customer, Risk and Consumer Engineering. The second and third rounds are underway in order to create the next tribes. This transformation project aims to speed up the delivery of innovative solutions and effectively analyse customer technology needs.

All these actions resulted in important awards for the Bank in Poland, notably Bank of the Year in Poland by The Banker and second place in the Banking Stars ranking (third in 2017). The Bank was the best in two categories: efficiency and stability. Also, it obtained the maximum score in the loans to total assets ratio, net loan to deposit ratio and fee income to total revenue ratio. The Bank also recorded the largest profit, RoE and RoA.

Loyal customers	Digital customers
Thousands	Thousands

At the end of 2018, Santander Bank Polska had 1.8 million loyal customers (+30%), and 2.2 million digital customers (+5%) compared to 2017.

Activity

The increased activity in an environment of volume growth and the incorporation of DBP, resulted in higher loans and advances to customers (+27%) compared to 2017 in euros. In real terms and excluding reverse repos and the exchange rate impact, loans rose 30% backed by the target segments: SMEs (+59%), individuals (+37%, notably mortgages and cash loans), companies (+14%) and SCIB (+10%).

Customer deposits increased 38% year-on-year in euros. Excluding repos (repurchase agreements) and the exchange rate impact, deposits rose 36%, with double-digit growth in those from SMEs and companies as well as individuals, partly in order to increase the liquidity buffer ahead of the acquisition of Deutsche Bank Polska. Customer funds (including mutual funds) increased 32%.

Moreover, Santander Bank Polska launched the first European Medium Term Notes (EMTN) programme with EUR 500 million Eurobonds (three-year fixed price Mid Swap +77 bps). Santander SCIB acted as sole arranger and bookrunner.

Results

Underlying attributable profit of EUR 296 million in the year (3% of the Group’s total operating areas), and underlying RoTE of 10.2%.

Compared to 2017, underlying attributable profit decreased 1% in euros as well as excluding the exchange rate impact, driven by:

•    Total income increased 5%, driven by net interest income (+7%) backed by larger volumes and price management in a low interest rate environment. Net fee income rose 2%, mainly from loans, cards and foreign currency, while the gain on financial transactions fell 15%.

•    Administrative expenses and amortisations rose 6% due to transformation projects and pressure on salaries.

•    Net loan-loss provisions were 17% higher, partly because of the sale of a non-performing loan portfolio in the first half of 2017. The cost of credit was 0.65% (0.62% in 2017). The NPL ratio improved to 4.28% (4.57% in December 2017).

•    Other gains (losses) and provisions recorded the impact of rebranding charges as well as those related to DBP’s acquisition.

Poland

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	996	928	7.3	7.4
Net fee income	453	443	2.2	2.3
Gains (losses) on financial transactions A	44	52	(15.4)	(15.3)
Other operating income	(4)	(3)	35.8	36.0
Total income	1,488	1,419	4.8	4.9
Administrative expenses and amortisations	(640)	(605)	5.7	5.8
Net operating income	848	814	4.2	4.3
Net loan-loss provisions	(161)	(137)	17.3	17.4
Other gains (losses) and provisions	(135)	(96)	40.0	40.2
Profit before tax	552	581	(4.9)	(4.8)
Tax on profit	(131)	(148)	(12.0)	(11.9)
Profit from continuing operations	422	432	(2.5)	(2.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	422	432	(2.5)	(2.4)
Non-controlling interests	126	132	(4.8)	(4.7)
Underlying attributable profit to the parent	296	300	(1.4)	(1.3)

Balance sheet
Loans and advances to customers	28,164	22,220	26.8	30.5
Cash, central banks and credit institutions	3,260	1,661	96.3	102.2
Debt instruments	10,570	6,786	55.8	60.4
Other financial assets	534	491	8.7	12.0
Other asset accounts	1,140	1,014	12.4	15.8
Total assets	43,669	32,171	35.7	39.8
Customer deposits	33,417	24,255	37.8	41.9
Central banks and credit institutions	2,165	952	127.4	134.2
Marketable debt securities	1,789	821	117.9	124.4
Other financial liabilities	558	523	6.8	10.0
Other liabilities accounts	809	684	18.3	21.8
Total liabilities	38,738	27,235	42.2	46.5
Total equity	4,930	4,936	(0.1)	2.9

Memorandum items:
Gross loans and advances to customers B	29,033	22,974	26.4	30.1
Customer funds	35,554	27,803	27.9	31.7
Customer deposits C	31,542	23,903	32.0	35.9
Mutual funds	4,012	3,900	2.9	5.9

Ratios (%) and operating data
Underlying RoTE	10.22	11.56	(1.34)
Efficiency ratio	43.0	42.6	0.4
NPL ratio	4.28	4.57	(0.29)
NPL coverage	67.1	68.2	(1.1)
Number of employees	12,515	11,572	8.1
Number of branches	611	576	6.1

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

North America

2018 Highlights

Underlying attributable profit	• In this area, the United States and Mexico business were managed with their own strategic plans.
EUR 1,304 Mn	• Good business evolution: loans and deposits growth. • Underlying attributable profit rose with higher total income, improved efficiency ratio and lower loan-loss provisions.

Strategy

In the North American area, the United States and Mexico were managed with their own 2018 strategic local priorities:

•

In the United States, the main priority was to continue making progress in addressing Santander US’ regulatory issues, and in fact, the Federal Reserve terminated the 2015 Written Agreement with Santander Holdings USA. Santander Holdings USA also passed the Federal Reserve’s capital stress test for the second consecutive year.

Regarding commercial transformation the priority was to improve customer experience and loyalty with special emphasis on products and global connectivity. Santander Bank continued its balance sheet optimisation process with increased volumes and improved the margins, and SCUSA maintained its leading position in auto finance with a focus on dealer experience and pricing which was reflected in the strong growth in originations across all channels in 2018.

As a result, Santander US had a greater activity, as well as more loyal and digital customers which increased by 12% and 10% respectively. In addition, Santander US continued the cost reduction initiatives, shared services integration and synergy realisation in order to improve efficiency and drive profitability.

•

In Mexico, the strategy was mostly focused on commercial transformation and innovation in order to be the first choice bank of their customers. Mexico implemented a new distribution model based on strategy in micro markets, a new commercial model with more digitalisation and a new design for branches. Several initiatives to consolidate their position as the bank for SMEs were also developed. This focus on loyalty and digital transformation has been reflected in growth in the number of loyal and digital customers, by 26% and 48%, respectively since 2017.

During 2018, in North America the number of loyal an digital customers grew 24% and 37%, respectively.

Loyal customers

Thousands
2,296
2,855
+24%
2017
2018

Digital customers

Thousands
2,762
3,773
+37%
2017
2018

Activity

Loans and advances to customers increased 18% in euros compared to 2017. Excluding reverse repurchase agreements and the exchange rate impact, they rose 7%, with growth rates in both units: Santander US (+6%) and Mexico (+10%).

Customer deposits rose 13% year-on-year in euros and were 6% higher excluding repurchase agreements and the exchange rate impact, with growth rates in both units: Santander US (+5%) and Mexico (+6%). Mutual funds were down in Santander US and Mexico, although the total customer funds increased.

Results

Underlying attributable profit amounted to EUR 1,304 million in 2018 (13% of the Group’s total operating areas) and underlying RoTE was 7.6%. This RoTE would be 11.9% adjusted for a CET1 of 11.30% in the US.

Compared to 2017, underlying attributable profit was 17% higher in euros and 24% excluding the exchange rate impact, as follows:

•	Santander US:
-

Underlying attributable profit amounted to EUR 549 million in the year (5% of the Group’s total operating areas), and underlying RoTE improved 98 bps to 4.1% (adjusted RoTE for a CET1 of 11.30% would be 7.6%).

-

Underlying attributable profit rose 35% year-on-year. Excluding the exchange rate impact, it was 41% higher, with strong growth in Santander Bank and Santander Consumer USA. Total income rose (5%), the administrative expenses and amortisations trend continued to improve and net loan-loss provisions fell.

-

As a result, the efficiency and cost of credit ratios improved this year (efficiency ratio of 43.4%; -260 bps year-on-year and cost of credit of 3.27%;-15 bps year-on-year). NPL ratio at very low levels of 2.92% (+13 bps year-on-year).

•	Mexico:
-	Underlying attributable profit amounted to EUR 755 million in the year (8% of the Group’s total operating areas), and underlying RoTE improved 74 bps to 20.2%.
-

Underlying attributable profit rose 6% year-on-year. Excluding the exchange rate impact, it was 13% higher, driven by the good performance of net interest income (+13%), fee income (+8%) and loan-loss provisions (-2%).

-	Credit quality improved in the year: NPL ratio of 2.43% (-26 bps) and cost of credit of 2.75% (-33 bps).

As a general conclusion, underlying attributable profit rose in both countries with higher total income and lower loan-loss provisions. The efficiency ratio and credit quality ratios also improved.

North America

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	8,154	8,170	(0.2)	5.1
Net fee income	1,615	1,720	(6.1)	(1.0)
Gains (losses) on financial transactions A	173	159	8.6	15.7
Other operating income	534	370	44.3	50.7
Total income	10,476	10,420	0.5	5.9
Administrative expenses and amortisations	(4,488)	(4,580)	(2.0)	3.1
Net operating income	5,988	5,840	2.5	8.0
Net loan-loss provisions	(3,449)	(3,685)	(6.4)	(1.6)
Other gains (losses) and provisions	(202)	(129)	57.3	65.5
Profit before tax	2,337	2,026	15.3	21.9
Tax on profit	(599)	(486)	23.2	30.1
Profit from continuing operations	1,738	1,540	12.8	19.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,738	1,540	12.8	19.3
Non-controlling interests	433	422	2.7	8.3
Underlying attributable profit to the parent	1,304	1,118	16.7	23.5

Balance sheet
Loans and advances to customers	116,196	98,424	18.1	12.6
Cash, central banks and credit institutions	28,845	23,256	24.0	18.2
Debt instruments	27,302	27,519	(0.8)	(5.5)
Other financial assets	9,974	8,996	10.9	5.6
Other asset accounts	18,602	14,396	29.2	23.3
Total assets	200,919	172,591	16.4	11.0
Customer deposits	91,896	81,581	12.6	7.4
Central banks and credit institutions	26,048	24,131	7.9	2.9
Marketable debt securities	43,758	31,344	39.6	33.2
Other financial liabilities	11,379	10,183	11.7	6.3
Other liabilities accounts	5,966	5,216	14.4	9.0
Total liabilities	179,046	152,455	17.4	12.0
Total equity	21,872	20,136	8.6	3.6

Memorandum items:
Gross loans and advances to customers B	114,888	102,351	12.2	7.0
Customer funds	102,869	94,877	8.4	3.3
Customer deposits C	84,769	76,591	10.7	5.5
Mutual funds	18,100	18,286	(1.0)	(5.7)

Ratios (%) and operating data
Underlying RoTE	7.62	6.71	0.91
Efficiency ratio	42.8	44.0	(1.2)
NPL ratio	2.79	2.77	0.02
NPL coverage	137.4	150.9	(13.5)
Number of employees	37,168	36,117	2.9
Number of branches	2,078	2,084	(0.3)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

United States

2018 Highlights

Underlying attributable profit

•  The Federal Reserve terminated the 2015 Written Agreement with Santander Holdings USA, reflecting the continued regulatory improvements. Santander Holdings USA also passed the Federal Reserve’s capital stress test for the second consecutive year.

EUR 549 Mn

•  In volumes, loans and advances to customers increased year-on-year in dollars, both at Santander Bank (+9%) and Santander Consumer USA (+5%).

•  Santander US’s underlying attributable profit amounted to EUR 549 million, 35% higher than in 2017, 41% higher excluding the exchange rate impact, driven by higher income from leasing and loans, lower costs and improved cost of credit.

Strategy

Santander US includes Santander Holdings USA (SH USA, the intermediate holding company) and its subsidiaries: Santander Bank (SBNA), which is one of the largest banks in the north-eastern United States, Santander Consumer USA, an auto finance business based in Dallas, TX; the international private banking unit in Miami; the wholesale broker-dealer in New York and the retail and commercial bank in Puerto Rico.

In 2018, Santander US achieved significant regulatory milestones, strengthened business performance and continued to demonstrate its commitment to the communities in which it operates.

The Federal Reserve terminated its 2015 Written Agreement with SH USA, reflecting SH USA’s enhancements to board oversight, governance, compliance, risk management, capital planning and liquidity risk management. Also, in June 2018 SH USA passed the Federal Reserve’s annual capital stress test for the second consecutive year.

Regarding business performance, we maintained the following strategic priorities:

A. Santander Bank.

Santander Bank:

•   A continued focus on improving the customer experience and product offerings across the digital and physical channels, led to growth in loyal and digital customers. In Retail Banking, loyal customers rose 12%. Digital customers increased 10%, backed by continued enhancements to the Bank’s digital capabilities.

•   Continued investments in Commercial Banking and SCIB contributed to consistent growth in the Bank’s loans and advances to customers booked in the year.

•   Improved earning asset mix to drive margin improvements.

Santander Consumer USA:

•   Focus on dealer experience and pricing, reflected in the strong growth in originations across all channels in 2018.

•   In addition, Santander Consumer completed its USD 200 million share repurchase programme in January 2019.

•   As announced in June 2018, Santander Consumer USA is in discussions with FCA (Fiat Chrysler Automobiles) regarding the future of FCA’s US finance operations after FCA had announced its intention to establish a captive US auto finance unit and indicated

that acquiring Santander Consumer USA’s FCA-related business was one option it would consider. These discussions cover a range of options on how to optimise the existing contract and other longer-term arrangements.  While discussions continue, Santander Consumer USA and FCA continue to operate under the existing arrangements.

Activity

Loans and advances to customers at Santander US increased 19% in euros year-on-year in net terms. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers were 6% higher, due to:

•   Higher origination volumes at Santander Consumer USA and growth in consumer, companies, and SCIB at Santander Bank. On the other hand, SBNA began originating auto loans through Santander Consumer USA.

•   Customer deposits rose 12% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were 5% higher, as demand deposits fell due to the outflow of public sector balances and higher interest rates, more than offset by the increase in time deposits.

Results

Underlying attributable profit in the year was EUR 549 million (5% of the Group’s total operating areas), and underlying RoTE was 4.1%. Adjusted RoTE for a CET1 of 11.30% would be 7.6%.

Compared to 2017, underlying attributable profit rose 35% in euros and 41% excluding the exchange rate impact, driven by strong growth in Santander Bank and Santander Consumer USA. By line items:

•   Total income increased 5%. Net interest income rose 1% due to higher loan volume, despite lower spreads on loans in Santander Consumer USA and higher cost of funding. Net fee income decreased 7% due to lower fees at Santander Consumer USA and the New York branch.

•   Gains on financial transactions amounted to EUR 72 million (they were close to zero in 2017). Other operating income increased 60% due to higher income from leasing.

•   The administrative expenses and amortisations trend continued to improve (-1%) mainly due to lower technology depreciation.

•   Net loan-loss provisions fell 1%. The cost of credit ratio improved to 3.27% from 3.42% in December 2017.  The NPL ratio stood at 2.92% and coverage was 143%.

•   Other gains (losses) and provisions increased losses due to charges related to legal claims and the sale of branches in 2017.

United States

EUR million

				%
Underlying income statement	2018	2017	%	excl. FX
Net interest income	5,391	5,569	(3.2)	1.3
Net fee income	859	971	(11.6)	(7.4)
Gains (losses) on financial transactions A	72	9	—	—
Other operating income	628	410	53.1	60.3
Total income	6,949	6,959	(0.1)	4.5
Administrative expenses and amortisations	(3,019)	(3,198)	(5.6)	(1.2)
Net operating income	3,930	3,761	4.5	9.4
Net loan-loss provisions	(2,618)	(2,780)	(5.8)	(1.4)
Other gains (losses) and provisions	(199)	(90)	122.1	132.5
Profit before tax	1,113	892	24.8	30.6
Tax on profit	(346)	(256)	35.1	41.4
Profit from continuing operations	767	636	20.6	26.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	767	636	20.6	26.2
Non-controlling interests	218	228	(4.5)	(0.0)
Underlying attributable profit to the parent	549	408	34.7	41.0

Balance sheet
Loans and advances to customers	85,564	71,963	18.9	13.5
Cash, central banks and credit institutions	16,442	13,300	23.6	18.0
Debt instruments	13,160	13,843	(4.9)	(9.2)
Other financial assets	4,291	3,368	27.4	21.6
Other asset accounts	15,585	11,914	30.8	24.9
Total assets	135,043	114,388	18.1	12.7
Customer deposits	57,568	51,189	12.5	7.4
Central banks and credit institutions	16,507	15,884	3.9	(0.8)
Marketable debt securities	37,564	26,176	43.5	37.0
Other financial liabilities	3,098	2,503	23.8	18.2
Other liabilities accounts	3,798	3,437	10.5	5.5
Total liabilities	118,535	99,189	19.5	14.1
Total equity	16,508	15,199	8.6	3.7
Memorandum items:
Gross loans and advances to customers B	83,696	75,389	11.0	6.0
Customer funds	64,239	59,329	8.3	3.4
Customer deposits C	56,064	50,962	10.0	5.0
Mutual funds	8,176	8,367	(2.3)	(6.7)

Ratios (%) and operating data
Underlying RoTE	4.10	3.12	0.98
Efficiency ratio	43.4	46.0	(2.6)
NPL ratio	2.92	2.79	0.13
NPL coverage	142.8	170.2	(27.4)
Number of employees	17,309	17,560	(1.4)
Number of branches	660	683	(3.4)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Mexico

2018 Highlights

Underlying attributable profit	• Strategy focused on the commercial and technological transformation, reflected in greater customer attraction and increased loyalty.
EUR 755 Mn

•  Boost of digital channels and multichannel innovation, enhancing our value offer with new products and services.

•  In volume terms, growth in loans and advances to customers, notably to companies (+12%) and SMEs (8%). In customer funds, growth continued to be driven by customer deposits from individuals and SMEs.

•  Underlying attributable profit rose 6% year-on-year. Excluding the exchange rate impact, it was 13% higher, driven by the good performance of net interest income, fee income and loan-loss provisions.

Strategy

During the year, we continued with our three-year plan of investment in systems and infrastructures as part of the commercial transformation strategy, carried out to improve multichanneling, strengthen our distribution model and launch new commercial initiatives in order to attract customers and increase loyalty with more products and services.

Regarding the distribution model, we are developing different projects such as:

•   Transformation and implementation of the new branch distribution model, up to 314 transformed branches, surpassing the target (300).

•   We also launched the new sucursal Ágil model and the Transformación Digital de Nómina programme in order to improve the customer experience and cut waiting time.

•   The number of new generation full function ATMs reached 817, above target. Also, the Customer Relationship Model  (CRM) was strengthened.

Of note in digitalisation was the following:

•   Launch of Campaña Libertad, in order to boost digital channels and reduce transactions at the branches, freeing commercial time.

•   We continued to strengthen mobile functionalities with Súper Móvil,  Súper Wallet and contactless payments.

Moreover, we developed several initiatives to consolidate our position as the bank for SMEs. We launched the new electronic banking system for SMEs and medium size companies, becoming the first bank in Mexico to offer a digital account for SMEs with SAS status (Sociedad por Acciones Simplificadas) created by the Ministry of Economy and we promoted loans to the agribusiness sector.

Our commercial strategy was complemented with new products and services, such as:

•   The Santander Plus programme continued to add customer benefits related to loans, insurance and commercial alliances. Over 4.7 million customers, 55% of whom are new, have already registered two years after its launching.

Loyal customers	Digital customers
Thousands	Thousands

•    Hipoteca Plus, a very competitive scheme in which customers benefit if they have a close relationship with the Bank.

•    Súper Auto (launched in the second half of the year), for auto and motorcycle finance through a fully digital credit origination. We have over 300 auto selling agencies affiliated and a financed portfolio of EUR 32 million.

•    Select Me, a programme that supports women with solutions that facilitate their day-to-day tasks and professional development. It had over 5,400 active customers at the end of the year.

•    Launch of the new system IVR (Interactive Voice Response) at the Contact Centre.

•    The Tuiio programme offers products and services specially designed for low-income and non bankarised population.

These measures resulted in increased loyalty and digitalisation of our customer base. Loyal customers rose 26% and digital ones 48%, notably mobile banking (+61%).

Activity

Loans and advances to customers increased 16% in euros, compared to 2017. Gross loans and advances to customers rose 10%, excluding reverse repurchase agreements and the exchange rate impact, with focus on profitability and growth in loans to individuals (consumer credit +4%, credit cards +4% and mortgage loans +9%) as well as SMEs, companies, and large companies.

Customer deposits rose 13%. Excluding repurchase agreements and the exchange rate impact, demand deposits increased 5% and time deposits 9%. Mutual funds fell 5%, and so customer funds increased 3%.

Results

Underlying attributable profit amounted to EUR 755 million in the year (8% of the Group’s total operating areas), and underlying RoTE was 20.2%.

Compared to 2017, underlying attributable profit was 6% higher in euros. Excluding the exchange rate impact underlying attributable profit rose 13%, as follows:

•    Total income increased 9%, driven by net interest income (+13%), backed by larger volumes and higher interest rates. Net fee income was 8% more, largely due to credit cards, mutual funds and insurance. Gains on financial transactions, which have very little weight in fee income, fell 28% impacted by the volatile environment.

•    Administrative expenses and amortisations were 13% higher, in line with the ongoing investments.

•    Net loan-loss provisions dropped 2%. The cost of credit improved significantly to 2.75% compared to 3.08% a year ago and the NPL ratio was also better at 2.43% (2.69% in 2017).

Mexico

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	2,763	2,601	6.2	13.2
Net fee income	756	749	0.9	7.5
Gains (losses) on financial transactions A	101	150	(32.5)	(28.0)
Other operating income	(94)	(40)	135.3	150.7
Total income	3,527	3,460	1.9	8.6
Administrative expenses and amortisations	(1,469)	(1,382)	6.3	13.3
Net operating income	2,058	2,078	(1.0)	5.5
Net loan-loss provisions	(830)	(905)	(8.2)	(2.2)
Other gains (losses) and provisions	(3)	(39)	(91.3)	(90.8)
Profit before tax	1,224	1,134	7.9	15.0
Tax on profit	(253)	(230)	10.1	17.3
Profit from continuing operations	971	904	7.4	14.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	971	904	7.4	14.4
Non-controlling interests	215	194	11.1	18.4
Underlying attributable profit to the parent	755	710	6.3	13.3

Balance sheet
Loans and advances to customers	30,632	26,462	15.8	10.0
Cash, central banks and credit institutions	12,403	9,956	24.6	18.4
Debt instruments	14,142	13,676	3.4	(1.7)
Other financial assets	5,683	5,627	1.0	(4.0)
Other asset accounts	3,016	2,481	21.6	15.5
Total assets	65,876	58,203	13.2	7.6
Customer deposits	34,327	30,392	12.9	7.4
Central banks and credit institutions	9,541	8,247	15.7	10.0
Marketable debt securities	6,194	5,168	19.9	13.9
Other financial liabilities	8,281	7,680	7.8	2.5
Other liabilities accounts	2,168	1,779	21.9	15.9
Total liabilities	60,512	53,267	13.6	8.0
Total equity	5,364	4,936	8.7	3.3

Memorandum items:
Gross loans and advances to customers B	31,192	26,962	15.7	10.0
Customer funds	38,630	35,548	8.7	3.3
Customer deposits C	28,705	25,629	12.0	6.5
Mutual funds	9,925	9,919	0.1	(4.9)

Ratios (%) and operating data
Underlying RoTE	20.24	19.50	0.74
Efficiency ratio	41.7	39.9	1.8
NPL ratio	2.43	2.69	(0.26)
NPL coverage	119.7	97.5	22.2
Number of employees	19,859	18,557	7.0
Number of branches	1,418	1,401	1.2

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

South America

2018 Highlights

Underlying attributable profit	• Loyal and digital customers increased at double-digit rates in the region, underpinned by innovation, commercial transformation and enhanced loyalty.
EUR 3,451 Mn

•   This strategy produced double-digit growth in volumes (excluding the exchange rate impact) as well as sustainable increase in customer revenue and cost of credit improvement.

•   Underlying attributable profit of EUR 3,451 million, 4% down year-on-year in euros, impacted by the high inflation adjustment in Argentina and currency depreciation against the euro in Latin American countries. Excluding the exchange rate impact, it rose 16%.

Strategy

Santander is a relevant player in the main markets of Latin America. Digital technology is enabling financial inclusion in this market, as there are millions of people without access to banking services.

Thanks to our global network, we see great potential in developing relationships to serve our customers better along natural corridors of economic opportunity – such as between Brazil and Argentina.

We continue to invest in operating systems and digital infrastructure in order to streamline processes and enhance the customer experience, launching differential propositions. The actions conducted are detailed in each unit.

In 2018, loyal customers increased 19% and digital customers 27% and both rose in all countries.

The effort made in the commercial transformation helped soften the impact of some instability bouts on results, stemming from the election calendar in Brazil, the impact of foreign currencies depreciation against the euro (mainly the Argentine peso), and the high inflation adjustment in Argentina.

The macroeconomic instability in Argentina during the year caused a strong depreciation of the peso (over 40%) and year-on-year high inflation (47% in December 2018). As a result, Argentina renegotiated its agreement with the IMF and modified its economic programme, focusing on correcting the fiscal deficit.

The agreement enables Argentina to cover its financing needs for 2018-2019. The new monetary and fiscal policies should lead to more stable exchange rates and lower inflation. Santander carried out an inflation adjustment in accordance with regulation IAS29 of EUR 239 million, as detailed on Argentina’s page.

The Group continues to be immersed in its cultural  transformation in the region, underscored by the several awards  it received. In 2018, Santander was among the top 3 best financial entities to work for in Latin America in the ranking Great Place to Work.

Other awards were: Bank of the Year in Latin America in 2017 and 2018 by The Banker, and Best Private Banking in 2019 by Euromoney.

Loyal customers

Thousands

6,223
7,413
+19%
2017
2018

Digital customers

Thousands

11,845
14,993
+27%
2017
2018

Activity

Loans and advances to customers decreased 1% in euros compared to 2017. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, rose 12%, with growth rates around or above 10% in all units.

Customer deposits decreased 4% in euros. Excluding repurchase agreements and the exchange rate impact, deposits increased 18%, with rises across all units driven by both demand and time deposits. Customer funds increased 14%, including mutual funds (+8%).

Results

Underlying attributable profit amounted to EUR 3,451 million in the year (35%% of the Group’s total operating areas), and underlying RoTE was 18.8%.

Compared to 2017, underlying attributable profit was 4% lower in euros. The performance was very affected by the high inflation adjustment in Argentina, and by currency depreciation against the euro. Excluding the forex impact, profit rose 16%, due to the following:

•   Total income increased 12%, backed by the main P&L line items. Good performance of the most commercial revenues, underpinned by higher volumes, management of spreads and increased loyalty. Net interest income was 16% higher and net fee income 17%, with growth in all units. Gains on financial transactions (which account for just 3% of total income) fell 29%, largely due to the evolution in Brazil, impacted by market conditions.

•   Administrative expenses and amortisations were 10% higher, mostly due to commercial transformation plans, greater digitalisation of the retail network, higher costs of collective salary agreements and the high inflation in Argentina.

•   Net loan-loss provisions rose 9%, below the growth rate in loans and advances to customers, and enabled the cost of credit to improve 17 bps in the year, to 2.99%. In credit quality: the NPL ratio remained stable (4,81%), and the coverage ratio increased to 95%, from 84% in December 2017.

•   The negative impact of other gains (losses) and provisions was 37% lower, thanks to reduced provisions for legal and labour contingencies in Brazil.

South America

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	12,891	13,383	(3.7)	15.5
Net fee income	4,497	4,744	(5.2)	17.2
Gains (losses) on financial transactions A	498	863	(42.2)	(28.6)
Other operating income	(212)	69	—	—
Total income	17,674	19,059	(7.3)	12.2
Administrative expenses and amortisations	(6,558)	(7,339)	(10.6)	9.7
Net operating income	11,117	11,720	(5.2)	13.8
Net loan-loss provisions	(3,736)	(4,067)	(8.1)	9.4
Other gains (losses) and provisions	(663)	(1,290)	(48.6)	(37.0)
Profit before tax	6,717	6,363	5.6	26.7
Tax on profit	(2,642)	(2,156)	22.5	48.2
Profit from continuing operations	4,076	4,207	(3.1)	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,076	4,207	(3.1)	15.9
Non-controlling interests	624	620	0.7	12.8
Underlying attributable profit to the parent	3,451	3,587	(3.8)	16.5

Balance sheet
Loans and advances to customers	119,912	121,467	(1.3)	11.6
Cash, central banks and credit institutions	48,318	46,131	4.7	21.6
Debt instruments	45,225	44,148	2.4	14.1
Other financial assets	9,311	8,599	8.3	19.7
Other asset accounts	14,715	14,799	(0.6)	12.8
Total assets	237,480	235,144	1.0	14.4
Customer deposits	108,248	112,874	(4.1)	10.0
Central banks and credit institutions	38,584	31,366	23.0	37.0
Marketable debt securities	31,504	29,267	7.6	19.4
Other financial liabilities	28,570	28,403	0.6	13.6
Other liabilities accounts	8,699	9,238	(5.8)	5.8
Total liabilities	215,605	211,148	2.1	15.7
Total equity	21,875	23,995	(8.8)	2.9

Memorandum items:
Gross loans and advances to customers B	125,830	126,391	(0.4)	12.4
Customer funds	158,968	159,427	(0.3)	14.1
Customer deposits C	97,325	94,864	2.6	18.2
Mutual funds	61,643	64,563	(4.5)	8.2

Ratios (%) and operating data
Underlying RoTE	18.79	17.65	1.14
Efficiency ratio	37.1	38.5	(1.4)
NPL ratio	4.81	4.82	(0.01)
NPL coverage	94.6	83.5	11.1
Number of employees	70,337	70,457	(0.2)
Number of branches	4,385	4,507	(2.7)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Brazil

2018 Highlights

Underlying attributable profit	• Santander Brasil is the third largest privately owned bank and the largest foreign bank in Brazil.
EUR 2,592 Mn

•  We are leaders in customer satisfaction. In less than four years, we have succeeded in strategically repositioning retail banking, and there is still potential to improve further.

•  Prudent risk management underscored by the growth in loans and advances to customers. Profitable market share gains, compatible with lower NPL ratio and cost of credit.

•  Underlying attributable profit rose 2%, up 22% excluding the exchange rate impact, and profitability improved (underlying RoTE of 19.7%), reflecting greater productivity and the best efficiency ratio of recent years.

Strategy

Santander Brasil recorded, once again, historically noteworthy results evolution in 2018, outperforming its main peers and underpinned by increased business activity, higher operational efficiency and enhanced credit quality. This was possible by the continued strengthening of our franchise, agile innovation and enhanced services, in order to improve customer experience and satisfaction.

The year’s main actions by segments included:

•   Aligned with the digital strategy, we put on for the fourth year running, Santander Black Week. We increased our sales through all channels, mainly in mortgages and working capital. We also launched Select Direct and the Meus Compromissos app.

•   The average time for taking out a mortgage loan was cut. New mortgage lending growth more than doubled the market’s and the use of the digital channels for taking out loans increased thanks to the Webcasas tool.

•   New payroll lending increased 28%, notably through digital channels that increased exponentially.

•   We continued to be the leading bank in auto finance, with a market share of 23.7% (+64 bps year-on-year). In Webmotors, we implemented the Cockpit tool, an innovative platform for the resale of vehicles, and launched Autopago, a more secure purchase and sale solution for individuals. We also announced the acquisition of a 51% stake in LOOP, which focuses on the auto market. Moreover, Santander Brasil also created Santander Auto, a fully digital insurer, a joint venture with HDI Seguros.

•   In acquiring business, we maintained our focus on innovative solutions and on integrating the segment offer within the Bank. We implemented the PoS digital, SuperGet remained strong and revenue continued to grow notably (+32% year-on-year), with a market share of 14.4% (+292 bps).

•   In cards, increase in revenue (+20%) and in market share. The Santander Way app continued to be one of the main tools for digitalisation and customer relationship. It is considered the best app in the financial market given its score in both the Apple Store and Google Play.

•   In companies, increased customer base and portfolio volumes. In SMEs thanks to a specialised customer attention we have reached one million customers and gained market share (+40 bps year-on-year) to 11.4%. In Corporates and SCIB we have diversified revenue sources.

Loyal customers	Digital customers
Thousands	Thousands

•   Santander continues to hold an outstanding position in the Prospera Santander Microcredit programme, with presence in 630 locations and a loan portfolio of BRL 642 million.

Moreover, in 2018 we strengthened our brand and culture, and were named one of the best companies to work for by The Great Place to Work (GPTW) ranking, for the third year running.

Activity

Loans and advances to customers increased 1% year-on-year in euros, highly impacted by the real’s depreciation. In gross terms (excluding reverse repos and the exchange rate impact), they increased at double-digit rates (+13%). All segments recorded growth, notably consumer finance and SMEs.

Customer deposits fell 3% year-on-year in euros, but increased 23% excluding repos and the exchange rate impact, driven by strong growth in demand deposits (+9%) and time deposits (+29%), offsetting the reduction in letras financeiras.

This evolution was reflected in profitable market share gain on customer funds, mainly in savings and agricultural credit notes.

Results

Underlying attributable profit of EUR 2,592 million in 2018 (26% of the Group’s total operating areas), and underlying RoTE of 19.7%.

Compared to 2017, underlying attributable profit rose 2% in euros. Excluding the exchange rate impact, it was 22% higher, with good performance in the main lines, as follows:

•   Total income increased 12%, driven by net interest income (+16%) due to larger volumes, and net fee income (+15%), with good performance of almost all revenue line items. Of note was the growth in cards (+16%), current accounts (+11%), mutual funds (+54%), and insurance (+13%). Gains on financial transactions, which have very little weight (1%) on total revenue, fell 68%, affected in part by the market environment.

•   Administrative expenses and amortisations rose 6%, in line with business growth. This rise, less than half of that in total income, produced the best efficiency ratio of the last five years, at 33.7%.

•   Net loan-loss provisions increased 4%, well below the growth in loans. All credit quality ratios improved: the cost of credit declined to 4.06% from 4.36% in 2017. The NPL ratio improved to 5.25% from 5.29% a year earlier and the coverage ratio rose to 107% from 93% in 2017.

•   The negative impact of other gains (losses) and provisions was 30% less, due to lower provisions for legal and labour claims (trabalhistas).

•   Profit before tax was 34% higher. This increase, however, did not feed through to underlying attributable profit because of the higher tax (+56%), due to the rise in the effective tax rate (end of some deductions).

Brazil

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	9,758	10,078	(3.2)	15.7
Net fee income	3,497	3,640	(3.9)	14.8
Gains (losses) on financial transactions A	136	510	(73.4)	(68.2)
Other operating income	(46)	46	—	—
Total income	13,345	14,273	(6.5)	11.7
Administrative expenses and amortisations	(4,500)	(5,080)	(11.4)	5.8
Net operating income	8,845	9,193	(3.8)	14.9
Net loan-loss provisions	(2,963)	(3,395)	(12.7)	4.2
Other gains (losses) and provisions	(697)	(1,186)	(41.2)	(29.7)
Profit before tax	5,185	4,612	12.4	34.3
Tax on profit	(2,258)	(1,725)	30.9	56.4
Profit from continuing operations	2,927	2,887	1.4	21.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,927	2,887	1.4	21.1
Non-controlling interests	335	343	(2.2)	16.8
Underlying attributable profit to the parent	2,592	2,544	1.9	21.7

Balance sheet
Loans and advances to customers	70,850	70,454	0.6	12.5
Cash, central banks and credit institutions	37,015	34,920	6.0	18.6
Debt instruments	40,718	38,693	5.2	17.7
Other financial assets	6,133	5,798	5.8	18.3
Other asset accounts	11,320	11,825	(4.3)	7.1
Total assets	166,036	161,690	2.7	14.9
Customer deposits	68,306	70,074	(2.5)	9.0
Central banks and credit institutions	29,771	23,591	26.2	41.2
Marketable debt securities	21,218	20,056	5.8	18.3
Other financial liabilities	24,241	23,783	1.9	14.0
Other liabilities accounts	7,237	7,536	(4.0)	7.4
Total liabilities	150,773	145,040	4.0	16.3
Total equity	15,264	16,650	(8.3)	2.5

:
Memorandum items:
Gross loans and advances to customers B	75,282	74,341	1.3	13.3
Customer funds	110,243	106,959	3.1	15.3
Customer deposits C	57,432	52,180	10.1	23.1
Mutual funds	52,811	54,779	(3.6)	7.8

Ratios (%) and operating data
Underlying RoTE	19.68	16.91	2.77
Efficiency ratio	33.7	35.6	(1.9)
NPL ratio	5.25	5.29	(0.04)
NPL coverage	106.9	92.6	14.3
Number of employees	46,914	47,135	(0.5)
Number of branches	3,438	3,465	(0.8)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Chile

2018 Highlights

Underlying attributable profit	• Santander is the leading privately owned bank by assets and customers in a country whose economic growth accelerated in 2018.
EUR 612 Mn

•  We continued the transformation of the branch network, driving digitalisation and increasing our value offer with new products and services.

•  Growth in business volumes at a faster pace in several segments. Of note, the rise in loans to companies and increase in fee-generating businesses in SCIB.

•  Underlying attributable profit rose 5% year-on-year. Excluding the exchange rate impact, it was 8% higher, driven by net interest income and net fee income.

Strategy

Santander is the largest privately owned bank in Chile by assets and customers, with a marked retail and transactional focus.

In 2018, the strategy continued to be focused on offering an attractive profitability in a stable country, one with low risk and accelerated economic growth.

The focus was on our phygital transformation, a proposition that combines the best of the digital and physical worlds, where progress was made as follows:

•   We continued opening Work Café branches and launched Work Café 2.0, a pilot project for smaller branches, and a new branch model for Select and Private Banking segments.

•   Under the digitalisation strategy, we launched the new 2.0 app, significantly improved, and Santander Wallet, the first app for mobile payments in Chile.

•   We launched Superdigital offer and signed an alliance with Amazon in order to be able to manage purchases on its platform with Santander cards.

•   Promotion of Digital Onboarding, the first fully digital platform, in order to convert non-customers into customers, while improving loyalty.

Also, we continued offering specialised propositions for each segment, such as:

•   Launch of OnePay FX for companies.

•   Consolidation of Santander Life, as a new way to interact with the community and the customer via products aimed at the mass consumer market. We launched Life 2.0 at the end of 2018, which will provide additional benefits to customers that are already part of the programme.

Improving the quality of service is still one of our main priorities, and efforts made in this matter were reflected in greater customer satisfaction.

Loyal customers	Digital customers
Thousands	Thousands

As a result, loyal and digital customers both increased 7% year-on- year.

Santander Chile is continuously striving to become the best bank for customers. Euromoney,  The Banker and Latin finance recognised these efforts naming Santander as the Best Bank in Chile.

Activity

Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, they rose 10%, backed by those to individuals and companies.

Customer deposits fell 1% year-on-year in euros, and rose 7% excluding repurchase agreements and the exchange rate impact, reflecting the strategy to improve the mix of customer funds, particularly demand deposits (+11%), driven by the Select segment. Mutual funds rose 12%.

Results

Underlying attributable profit of EUR 612 million in 2018 (6% of the Group’s total operating areas), and underlying RoTE of 18.3%.

Compared to 2017, underlying attributable profit rose 5% in euros. Excluding the exchange rate impact it was 8% higher, due to the following:

•   Total income rose 4%, driven by net interest income (+5%), backed by growth in volumes, higher interest rates and a better mix of customer funds. Net fee income rose 12%, underpinned by income from insurance, mutual funds and greater use of cards. Gains on financial transactions, on the other hand, fell 28%, due to the lower contribution of SCIB business.

•   Administrative expenses and amortisations increased 6%, slightly more than total income, due to investments in IT and innovation and the higher costs of the collective salary agreement. The efficiency ratio remained at around 41%.

•   Net loan-loss provisions were 6% higher, below the growth in lending and improvement the credit quality indicators. The cost of credit remained stable (1.19% in 2018 compared to 1.21% in 2017), and the NPL ratio dropped to 4.66% (4.96% in December 2017). The coverage ratio rose to 61% (58% in 2017).

•   Other gains (losses) and provisions amounted to EUR 103 million due to higher income from the sale of foreclosed assets and reversal of provisions to specific loan-loss funds.

•   Lastly, tax was 13% higher, affected by increased tax pressure. Profit before tax was up 9%.

Chile

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	1,944	1,907	1.9	5.4
Net fee income	424	391	8.3	12.0
Gains (losses) on financial transactions A	149	213	(30.1)	(27.7)
Other operating income	19	12	62.3	67.8
Total income	2,535	2,523	0.5	3.9
Administrative expenses and amortisations	(1,047)	(1,025)	2.2	5.7
Net operating income	1,488	1,498	(0.6)	2.8
Net loan-loss provisions	(473)	(462)	2.5	6.0
Other gains (losses) and provisions	103	23	345.6	360.9
Profit before tax	1,118	1,059	5.6	9.2
Tax on profit	(219)	(200)	9.5	13.3
Profit from continuing operations	899	859	4.6	8.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	899	859	4.6	8.2
Non-controlling interests	287	273	4.9	8.5
Underlying attributable profit to the parent	612	586	4.5	8.1

Balance sheet
Loans and advances to customers	37,908	37,153	2.0	10.0
Cash, central banks and credit institutions	4,247	4,321	(1.7)	6.0
Debt instruments	3,106	4,143	(25.0)	(19.2)
Other financial assets	3,164	2,789	13.4	22.3
Other asset accounts	2,486	1,949	27.6	37.5
Total assets	50,911	50,355	1.1	9.0
Customer deposits	25,908	26,043	(0.5)	7.3
Central banks and credit institutions	5,869	5,491	6.9	15.3
Marketable debt securities	9,806	8,967	9.4	17.9
Other financial liabilities	3,535	3,598	(1.8)	5.9
Other liabilities accounts	919	1,222	(24.8)	(18.9)
Total liabilities	46,037	45,321	1.6	9.5
Total equity	4,874	5,034	(3.2)	4.4

Memorandum items:
Gross loans and advances to customers B	39,019	38,249	2.0	10.0
Customer funds	33,279	33,104	0.5	8.4
Customer deposits C	25,860	25,940	(0.3)	7.5
Mutual funds	7,419	7,163	3.6	11.7

Ratios (%) and operating data
Underlying RoTE	18.34	17.89	0.45
Efficiency ratio	41.3	40.6	0.7
NPL ratio	4.66	4.96	(0.30)
NPL coverage	60.6	58.2	2.4
Number of employees	12,008	11,675	2.9
Number of branches	381	439	(13.2)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Argentina

2018 Highlights

Underlying attributable profit	• Santander Río continued to be the leading privately owned bank in Argentina by banking business.
EUR 82 Mn

•  The focus was on digital transformation, customer experience and key segments (Select and Pymes Advance), resulting in more loyal and digital customers and greater digital penetration.

•  In 2018, the economy was affected by a shock in the balance of payments, producing a peso depreciation against the euro, a 48% hike in inflation, and a 2.4% fall in GDP. By year-end, exchange rates and interest rates stabilised.

•  Underlying attributable profit was EUR 82 million, affected by the impact of the high inflation adjustment and the peso’s depreciation.

Strategy

Santander Río consolidated its position as Argentina’s largest privately owned bank in terms of banking business. It is also one of the leading banks in loans, deposits, means of payment, transactional services, cash management, payrolls, wealth management and insurance.

The initiatives in 2018, focused on fulfilling its four strategic pillars: growth, risk control, operational excellence and the customer experience, via customer loyalty and digitalisation, with new products and services.

Customer value offers were redefined with special focus on key segments. Meanwhile, the transformation process continued in order to fully digitalise our platforms and incorporate the cutting-edge technologies in order to better understand our customers and anticipate their needs.

This strategy enabled the launch of various initiatives such as:

•   Development of efficiency plans, such as the implementation of digital improvements, robotics in operative processes, digitalisation of attention channels, merger of the former Citibank branches, technology insourcing and negotiation with new suppliers.

•   Launch of the new online banking, representing a renewal towards a more digital innovation experience and closer to customers, which was well accepted, while increasing the functionalities of mobile banking.

•   The Remote Attention Centre for Select customers has been opened, enabling closer management of the highest value portfolio.

•   The first fully digital customer journeys were implemented, which enables the opening of saving accounts in only 7 minutes. This will also be implemented in mortgages, SMEs and cards.

•   Launch of Santander Work Café, based on the Group’s experience in other countries.

•   Improvement of SuperClub points programme platform, which enables users to enjoy a more personalised experience and a simple point redemption.

As a result of all the above, loyal customers rose 6% year-on-year and digital ones 7%. They already account for 47% and 71% of total active customers, respectively.  On the other hand, mobile banking customers account for 40% and digital sales rose by 64%.

Loyal customers	Digital customers
Thousands	Thousands

Moreover, Global Finance again chose us as the Best Digital Bank in Argentina, The Banker and Global Finance named us the Best Bank in Argentina and we were ranked one of the five best companies to work for by GPTW.

Activity

Loans and advances to customers fell 32% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 40% higher.

Customer deposits declined 14% compared to 2017 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 64%.

The Bank recorded strong year-on-year growth in peso balances, with loans increasing 18% (mainly mortgage loans, auto lending and companies) and deposits increasing 33%. Moreover, volumes were positively impacted by dollar balances due to the impact of the peso’s depreciation.

Results

Underlying attributable profit amounted to EUR 82 million in the year (1% of the Group’s total operating areas), and underlying RoTE of 11.6%.

Compared to 2017, underlying attributable profit was 77% lower in euros, affected by the high inflation adjustment of EUR 239 million, (EUR -193 million for monetary adjustment and EUR -46 million for the exchange rates).

The adjustment was made in accordance with IAS29, applied when, among other factors, the cumulative three-year inflation is above or around 100%, which implies that, Argentina’s 2018 full year results and balance sheet at December 2018 are adjusted to high inflation. Excluding the exchange rate impact profit fell 55%, as follows:

•   Total income increased 35%, spurred by net interest income (+52%) driven by greater volumes in an environment of high inflation and high interest rates. Net fee income rose 47%, driven by greater foreign currency activity in a volatile exchange rate environment and income from cash management. Gains on financial transactions increased 125%, benefiting from a volatile environment and markets.

•   The growth in administrative expenses and amortisations (+51%), reflected investments in digitalisation projects, the automatic revision of salary agreements because of the rise in inflation and the peso’s depreciation against the dollar.

•   Net loan-loss provisions were higher (+184%) due to the individuals’ portfolio, particularly in medium and low income segments. The cost of credit increased to 3.45% (1.85% in 2017). The NPL ratio stood at 3.17% (2.50% in December 2017) and the coverage ratio improved to 135% (100% in December 2017).

•   Other gains (losses) and provisions fell 5%.

Argentina

EUR million

Underlying income statement	2018	2017		%	% excl. FX
Net interest income	768	985	(22.0)		52.5
Net fee income	448	596	(24.8)		47.0
Gains (losses) on financial transactions A	170	147	15.2		125.3
Other operating income	(177)	18	—		—
Total income	1,209	1,747	(30.8)		35.4
Administrative expenses and amortisations	(751)	(970)	(22.5)		51.5
Net operating income	458	777	(41.1)		15.2
Net loan-loss provisions	(231)	(159)	45.4		184.4
Other gains (losses) and provisions	(45)	(92)	(51.5)		(5.2)
Profit before tax	183	526	(65.3)		(32.2)
Tax on profit	(100)	(165)	(39.5)		18.4
Profit from continuing operations	83	362	(77.1)		(55.2)
Net profit from discontinued operations	—	—	—		—
Consolidated profit	83	362	(77.1)		(55.2)
Non-controlling interests	1	2	(71.9)		(45.2)
Underlying attributable profit to the parent	82	359	(77.1)		(55.3)

Balance sheet
Loans and advances to customers	5,334	7,808	(31.7)	30.1
Cash, central banks and credit institutions	5,096	4,766	6.9	103.7
Debt instruments	825	138	498.9	1,040.9
Other financial assets	6	6	(9.7)	72.1
Other asset accounts	742	732	1.4	93.2
Total assets	12,003	13,449	(10.8)	70.0
Customer deposits	8,809	10,235	(13.9)	64.0
Central banks and credit institutions	849	599	41.7	169.9
Marketable debt securities	422	206	105.0	290.4
Other financial liabilities	743	982	(24.3)	44.3
Other liabilities accounts	307	244	26.0	139.9
Total liabilities	11,132	12,266	(9.2)	72.9
Total equity	871	1,183	(26.4)	40.2

Memorandum items:
Gross loans and advances to customers B	5,574	7,608	(26.7)	39.5
Customer funds	10,191	12,855	(20.7)	51.0
Customer deposits C	8,809	10,235	(13.9)	64.0
Mutual funds	1,382	2,620	(47.3)	0.4

Ratios (%) and operating data
Underlying RoTE	11.62	32.02	(20.40)
Efficiency ratio	62.1	55.5	6.6
NPL ratio	3.17	2.50	0.67
NPL coverage	135.0	100.1	34.9
Number of employees	9,324	9,277	0.5
Number of branches	468	482	(2.9)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Uruguay

2018 Highlights

Underlying attributable profit	• Santander Uruguay is the leading privately owned bank in the country, focused on growing retail banking and improving efficiency and the quality of service.
EUR 131 Mn

•  Loans grew in target segments, products and currencies. Of note was consumer credit and cards portfolio increase.

•  Underlying attributable profit rose 28%, 43% excluding the exchange rate impact, spurred by customer revenue.

Strategy

Santander continued to focus on increasing loyalty and improving customer satisfaction, where we are ranked second. We continued to advance in our digital transformation strategy: the number of digital customers increased 30% and digital penetration to 58% (up from 49% in 2017). Consumer finance companies also increased placements via digital channels. At Creditel they already account for 30% of new loans.

Santander holds a relevant position in the business of families in the private sector (27% market share), and in mortgage loans (over 30% market share), thanks to the specialised centre of auto and home lending.

Santander Uruguay was named Best Bank to Work for in the country and the seventh Best Company to Work for in 2018 by GPTW consulting.

Activity

Loans and advances to customers grew 16% year-on-year in euros. Excluding reverse repos and the exchange rate impact, they rose 25% driven by growth in the target segments, products and currencies: consumer credit and cards (+20%) and local currency portfolio (+18%).

Customer deposits were 5% higher in euros compared to 2017. Excluding the exchange rate impact, they increased 13%. Peso deposits grew 12% and foreign currency deposits grew the equivalent of 13%.

Results

In 2018, underlying attributable profit was EUR 131 million and underlying RoTE of 26.9%. Compared to 2017, underlying attributable profit increased 27% in euros and 43% excluding the exchange rate impact. By line items:

•   Total income grew 17% mainly driven by net interest income and good performance of the main revenue line items. The efficiency ratio was 44.7%, 4 percentage points better than in 2017.

•   Despite the rise in provisions because of the entry into force of IFRS9 and other impacts, the NPL ratio remained low (3.38%) and coverage was high (112%). The cost of credit stood at 2.80%.

Uruguay

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	311	299	4.2	16.8
Total income	419	402	4.4	17.0
Administrative expenses and amortisations	(187)	(195)	(3.8)	7.8
Net operating income	232	207	12.1	25.6
Net loan-loss provisions	(69)	(54)	27.6	43.1
Profit before tax	159	142	11.6	25.1
Underlying attributable profit to the parent	131	103	27.3	42.8

Balance sheet
Total assets	4,605	4,397	4.7	12.5
Gross loans and advances to customers A	2,743	2,353	16.6	25.2
Customer funds	3,893	3,681	5.8	13.6
Customer deposits B	3,861	3,681	4.9	12.7
Mutual funds	32	—	—	—

A. Excluding reverse repos.

B. Excluding repos.

Peru

2018 Highlights

Underlying attributable profit	• We continued to develop our activity focused on the corporate segment, the country’s large companies and the Group’s global customers.
EUR 41 Mn

•   The Bank’s rating is the highest of the country’s financial system, following its recent upgrade.

•  Underlying attributable profit rose 3%, or 8% excluding the exchange rate impact, spurred by net interest income, fee income and gains on financial transactions.

Strategy

In 2018, Santander continued to develop its activity centred on corporate banking and the country’s large companies, as well as providing service for the Group’s global customers, boosting growth on its auto finance company.

We widened our product range and customer base in all business segments, diversified funding sources and expanded treasury services for our customers through foreign exchange transactions, forwards and other derivatives.

Moreover, we continued contributing to the development of public infrastructure, through the structuring and financing of ports and roads and refineries adequacy in order to comply with the highest environmental standards. We also participated in an international bond issuance of the Peruvian estate of USD 2.0 billion.

Santander Peru has the highest rating (A+) of the country’s financial system, following the recent upgrade.

Activity

Loans and advances to customers increased 45% year-on-year in euros (+43% on a gross basis, excluding the exchange rate impact), and customer deposits rose 17% (+16% excluding the exchange rate impact).

Results

Underlying attributable profit of EUR 41 million in euros in 2018 was 3% higher year-on-year.

Excluding the exchange rate impact, underlying attributable profit increased 8%. Total income grew 19% driven by good performance of net interest income, net fee income and gains on financial transactions, which more than offset the higher administrative expenses and amortisations stemming from investment in corporate projects. The efficiency ratio stood at 33% and the coverage ratio remained high (224%).

Colombia

2018 Highlights

Underlying attributable profit	• The strategy remained focused on corporates, large corporates, and SCIB customers.
EUR 9 Mn

•   Strong rise in volumes in euros: loans and advances to customers rose 100% and customer deposits 41%.

•  Underlying attributable profit of EUR 9 million in the year, 54% more than in 2017, 61% higher excluding the exchange rate impact.

Strategy

Business activity in Colombia continued to focus on SCIB customers, large corporates and corporates. The Group continues to provide solutions in treasury, risk hedging, foreign trade and confirming, as well as developing investment banking products and supporting the country’s infrastructure plan. In order to fulfil this offer, Santander Securities Services Colombia already has all the authorisations needed to begin to offer custody services in 2019.

We continued to concentrate on auto financing business. This will enable us to have the critical mass needed to consolidate ourselves in this market.

Activity

Loans and advances to customers increased 100% year-on-year in euros. Excluding the exchange rate impact they rose 107%, backed by the good performance of peso portfolios. Customer deposits rose 41% in euros and 46% excluding the exchange rate impact, driven by demand deposits and particularly time deposits.

Results

Underlying attributable profit of EUR 9 million in the year, 54% more than in 2017 in euros.

Excluding the exchange rate impact, underlying attributable profit rose 61%, backed by total income (+67%) spurred by net interest income, net fee income and gains on financial transactions.

Santander Global Platform

2018 Highlights

Underlying attributable profit EUR -54 Mn

•   On July 2019 we announced the creation of this new reporting unit segment that includes Openbank, Global Payments Services, as well as other key Group digital assets, with the aim to deliver better digital services to our customers and to lead the digital transformation of the Group

• In addition, we aligned management and strategy efforts to leverage our global scale, as well as to increase transparency. Previous years figures are being published to show comparability between periods.

• Current underlying attributable loss is due to the investment phase in our global platforms and other digital sevices.

Santander Global Platform (SGP) – structure and strategy

In 2019, we have created “Santander Global Platform” as a new reportable segment, in line with our reporting structure announced on July 2019, as described in the previous section of Description of Businesses. Due to the changes in our internal reporting structure, the corresponding financial information for previous periods have been restated for comparability purposes.

Santander Global Platform includes our global digital services under a single unit in line with our bank aim, to be the best open financial services platform. The Group digital services are built once, leveraging the multi-country footprint of the Group, to serve our banks, customers, and third parties (via B2B) in an efficient and effective way:

•	Our fully digital native bank Openbank, including a potential Banking as a Service (BaaS) model:
-	Openbank is one of the largest fully digital banks by balance sheet size and one of the few that offers a full suite of retail banking products, including 100% digital mortgages and robo-advisory.
-

Open Digital Services (ODS) is building a new banking platform for a fully digital retail bank with a complete product portfolio for individuals. This platform will be used by Openbank in its international expansion, and could also be used by third parties through a Banking as a Service (BaaS) model.

•

Global Payments Services: our global payment businesses core to loyalty strategy, including Superdigital, Pago FX and our recently launched global business (Global Merchant Services and Global Trade Services).

-

Superdigital: Santander platform that allows customers to open a digital payments account with which they can operate in a matter of minutes, without needing to have a bank account. It allows users to make deposits, withdrawals and payments, provides simplified financial solutions and enables financial access to all users, including the unbanked and those residing in areas with little or no bank coverage.

-	Pago FX: app that targets non-customers offering international transfers at low cost, transparent and in the same day or the next, with the trust of Santander Group.
-	Global Merchant Services (GMS): global acquiring solutions to meet merchants needs across the Group. It leverages Brazilian Getnet’s world-class capabilities.
-	Global Trade Services (GTS): fast and accessible international trade products (Trade Finance, Supply chain and FX payments products).

•	Digital Assets:
-

Santander Digital Centres of Expertise: global capabilities to drive digital transformation with tangible impact on the local businesses. It currently includes three main projects: Contact Centre (CC); Conversion Rate Optimisation (CRO) and Machine Learning (ML).

-

Santander InnoVentures: venture capital in the Fintech ecosystem (financial technology) to leverage the digital revolution for our customers. Santander is positioning itself as an innovative bank and benchmark for the sector, which is enabling it to have an observatory for anticipating and participating in the main digital trends.

Santander Innoventures, via minority stakes, in start-ups and helps them, in turn, to create commercial and/or strategic agreements within the financial sector and access the Group’s whole experience. As well as contributing capital, it provides the start-ups in which it invests with scale and experience, helping them grow, learn and promote the introduction of new technologies for Santander’s businesses and customers.

-

Lastly, Digital Assets: Group-wide technology projects and solutions for our banks and third parties under a Software as a Service (SaaS) model. Its aim is to help accelerate the digitalisation across our markets by developing common solutions (“built once, use by many”) to be used by the units (i.e. Globile).

This new unit and its governance model shows our confidence in the digital transformation process which rests on two main priorities to continue to deliver the best customer service: the first priority is to deliver all our products and services digitally, in order to continue strengthening the relationship with our customers; the second is to do this in the fastest and most efficient way. As conclusion, SGP will allow us to accelerate digital disruption, while supporting our core banks in their transformation.

Commercial Activity

The Group’s digital customers increased 26% in 2018, which already amount to half of our active customers.

Loans and advances to customers from Openbank’s activity more than tripled in the year boosted by mortgage loans.

Customer deposits grew due to Openbank (19%). Openbank had EUR 9 billion in customer funds at the end of 2018.

At the end of 2018, Santander InnoVentures had c.USD 100 million committed capital, of which over USD 100 million have been already invested in more than 20 companies in the payments, marketplace lending, e-advisory, customer risk and analysis and artificial intelligence areas, among others.

Lastly, progress is being made in the development of global payment platforms and technology projects and solutions for the countries.

Results

Underlying attributable loss in 2018 was EUR 54 million, compared to a loss of EUR 11 million in 2017.

•

Total income increased 23% driven by Openbank’s net interest income, which focused on reducing the cost of funding, increasing the loyalty of its customer base and starting to sell loans (mortgages and consumer loans as pre-approval and payroll loans).

•

The administrative expenses and amortisations rose to EUR 141 million mainly due to the expenses and investments in Openbank and Open Digital Services, as a result of higher activity with customers, development of functionalities to cover new products and services, and the development of new projects in order to prepare the bank’s fully digital banking platform.

•

Regarding credit quality, very low ratios: NPL ratio of 1.21% and cost of credit below 1%. Solid risk management with traditional and machine learning in order to score our customers and approve the operations.

Santander Global Platform

EUR million

Underlying income statement	2018	2017	%
Net interest income	79	64	23.4
Net fee income	7	7	2.8
Gains (losses) on financial transactions A	—	—	—
Other operating income	(12)	(11)	5.2
Total income	74	60	23.6
Administrative expenses and amortisations	(142)	(68)	110.5
Net operating income	(68)	(7)	814.5
Net loan-loss provisions	(0)	0	—
Other gains (losses) and provisions	(2)	(6)	(65.2)
Profit before tax	(70)	(14)	411.0
Tax on profit	17	2	624.4
Profit from continuing operations	(54)	(11)	368.6
Net profit from discontinued operations	—	—	—
Consolidated profit	(54)	(11)	368.6
Non-controlling interests	—	—	—
Underlying attributable profit to the parent	(54)	(11)	368.6

Balance sheet
Loans and advances to customers	337	92	265.7
Cash, central banks and credit institutions	8,168	7,127	14.6
Debt instruments	—	68	(100.0)
Other financial assets	146	0	—
Other asset accounts	130	84	54.3
Total assets	8,781	7,372	19.1
Customer deposits	8,284	6,981	18.7
Central banks and credit institutions	111	63	75.1
Marketable debt securities	—	—	—
Other financial liabilities	38	44	(13.5)
Other liabilities accounts	59	47	25.2
Total liabilities	8,492	7,135	19.0
Total equity	289	238	21.8

Memorandum items:
Gross loans and advances to customers B	340	96	254.9
Customer funds	8,650	7,591	14.0
Customer deposits C	8,284	6,981	18.7
Mutual funds	367	610	(39.9)

Resources
Number of employees	487	378	28.8

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

3.4   CORPORATE CENTRE

2018 Highlights

Underlying attributable profit

•  The Corporate Centre’s objective is to aid the operating units by contributing value-added and carrying out the corporate function of oversight and control. It also develops functions related to financial and capital management.

EUR -1,686 Mn	• The underlying attributable loss was 10% less year-on-year, due to lower hedging costs of exchange rates.

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•

It makes the Group’s governance more solid, through global control frameworks and supervision, and it fosters the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in a cross-cutting manner in all countries.

It also coordinates the relationship with the European regulators and develops functions related to financial and capital management, as follows.

Financial management functions:

•

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium which, in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

•

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives with high credit quality, higher liquidity and low capital consumption.

•

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 23,025 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

Separately from the financial management described here, the Corporate Centre manages all capital and reserves and its allocation to each of the units.

Results

Underlying attributable loss of EUR 1,686 million in 2018 down from a loss of EUR 1,878 million in 2017. The improvement was mainly due to higher gains on financial transactions (EUR 11 million in 2018 compared to a loss of EUR 227 million in 2017) resulting from lower costs of hedging of exchange rates.

Net interest income was hit by the volume of issuances made under the funding plan, largely focused on eligible TLAC instruments and costs related to the greater liquidity buffer requirements.

Administrative expenses and amortisations decreased 11% as a result of the streamlining and simplification measures .

Lastly, other gains (losses) and provisions recorded very different kinds of charges: provisions, intangibles, the cost of the government’s guarantee on deferred taxes, pensions, litigation, impairment of financial assets, etc.

Corporate Centre

EUR million

Underlying income statement	2018	2017	%
Net interest income	(987)	(851)	16.0
Net fee income	(69)	(38)	82.4
Gains (losses) on financial transactions A	11	(227)	—
Other operating income	(12)	(94)	(86.9)
Total income	(1,057)	(1,209)	(12.6)
Administrative expenses and amortisations	(426)	(478)	(10.8)
Net operating income	(1,483)	(1,687)	(12.1)
Net loan-loss provisions	(115)	(45)	155.0
Other gains (losses) and provisions	(101)	(181)	(44.4)
Profit before tax	(1,699)	(1,913)	(11.2)
Tax on profit	14	32	(57.0)
Profit from continuing operations	(1,685)	(1,881)	(10.4)
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,685)	(1,881)	(10.4)
Non-controlling interests	1	(3)	—
Underlying attributable profit to the parent	(1,686)	(1,878)	(10.2)

Balance sheet
Loans and advances to customers	6,509	5,327	22.2
Cash, central banks and credit institutions	39,840	25,897	53.8
Debt instruments	377	1,768	(78.7)
Other financial assets	2,113	2,116	(0.1)
Other asset accounts	121,775	122,019	(0.2)
Total assets	170,614	157,126	8.6
Customer deposits	235	223	5.3
Central banks and credit institutions	30,879	24,887	24.1
Marketable debt securities	41,783	35,030	19.3
Other financial liabilities	1,334	1,627	(18.0)
Other liabilities accounts	8,208	8,094	1.4
Total liabilities	82,439	69,860	18.0
Total equity	88,175	87,266	1.0

Resources
Number of employees	1,700	1,735	(32.0)

A. Includes exchange differences.

3.5   SECONDARY SEGMENTS

Retail Banking

2018 Highlights

Underlying attributable profit	• The Group continued to focus on customer loyalty, with new products and services that cover the current needs of our customers.
EUR 7,238 Mn	• At the end of 2018, the Group had 66.2 million of active customers. • Underlying attributable profit of EUR 7,238 million, boosted by good dynamics of customer revenue and efficiency improvement.

Strategy

During 2018, we had once again been relentless in focusing on customer loyalty. At the end of the year, the Group had 66.2 million of active customers, approximately 20 million loyal customers that represented 30% over active customers.

Santander wants to be the bank of choice for all customers, including those with low incomes and from vulnerable groups, offering them the services and products they need. For this reason, as a universal bank we offer a wide range of simple and innovative services and products that enables every customer to manage their finances as they see fit.

Santander also helps to boost enterprise. Entrepreneurs and small businesses generate jobs and wealth that underpin inclusive societies. Our strategy to help SMEs reflects the different market conditions in the countries where we operate. We aim to help all sizes of businesses, both by lending and by offering non-financial support, such as training and access to our networks. Our objective is not just to be an SME’s bank, but its partner as it grows.

Therefore, this year we continued to enhance our business with individuals and companies, with new products and services. Thanks to these measures, individual as well as companies loyal customers rose in 2018. Of note among the commercial actions were:

•

In Spain, launch of Smartbank, new relationship model with more than 600,000 millennial customers, offering them a tailored financial proposal (guarantees and loans to facilitate getting on the property ladder) and non-financial proposals (CV advisory services through Santander Universidades). Santander also launched the 1|2|3 Profesional current account.

•	In the UK, launch of 1|2|3 Business current account, innovative proposition to UK SMEs.
•	In Poland, the As I Want It account was successfully launched (more than one million openings in the year). It was recognised as the best account for young people in the financial portal money.pl.
•	In Mexico, launch of Hipoteca Plus, Super Auto and Select Me. Santander Plus registered more than 4.7 million clients, 55% of them new.

Our individual and companies customers also benefit from the Santander digital transformation. All countries have increased their apps, platforms, digital products and services. In this way, we have increased our digital customer close to 32 million. Of note were:

•	In Poland, launch of Działalnosc.pl designed to support business people and mSignature, a mobile app authorisation tool as an alternative for SMS code.

•	In Brazil, the Santander Way app was regarded as the best financial market app in the country.

•	The UK installed a new digital clearing system that offers customers faster clearance of cheques.

•

In Mexico, Super Wallet now incorporates payment of purchases done with rewards points. The first digital account for SME with SAS (Sociedad por Acciones Simplificadas) status in Mexico, together with other products and services such as mortgages, investment products, services and advice.

We are consistently tracking our customers to ensure that the entire Group remains focused on their views and experiences with Santander. More than a million surveys are conducted annually.This customer satisfaction data reveals where we can improve our services.

It is worth noting, however, that under an active customer satisfaction study (customers and non-customers) audited by Stiga / Conento, the Group was in the top 3 for customer satisfaction in seven core countries: Brazil, Spain, the UK, Portugal, Poland, Mexico and Chile.

This study also provides data regarding customer satisfaction by countries and by channel (branch, telephone, internet, mobile), with percentages above 80%.

Smart Red branch, Spain

Regarding our branch network, the Group has a network of 13,217 branches, making it the international bank with the largest commercial network,

excluding Chinese banks and Sberbank Group.

The Group is making progress in digitalisation, but without losing its essence as a bank. Santander has unique personal relationships to strengthen customer loyalty. The branches will continue to be a relevant channel for customers, focusing on selling products of greater value and customer advice.

Most of these branches offer full-service banking, although the Group also has branches that offer specialised customer care to certain segments.

Because of our scale, we have unique insight into what our customers want and we are driven to create personal banking relationships thanks to our experienced team of 100,000 Santander colleagues talking to our 144 million customers.

We are innovating in the way we interact with our customers, including, for example, through the conversion of traditional bank branches into new collaborative spaces focused on customer experience and digital capacities, such as the new Work Café branches (Chile, Brazil, Spain, Portugal and Argentina), the SMART branches (Spain, the UK) and Santander Ágil in Mexico.

During 2018, the number of branches declined by 480 branches, mostly in Europe due to integration processes in Spain, Santander Consumer Finance and Portugal.

Results

Underlying attributable profit amounted EUR 7,238 million in 2018 (74% of the Group’s operating areas).

Compared to 2017, underlying attributable profit increased 6% in euros. This evolution was impacted by exchange rates. Excluding this impact, profit rose 13% as follows:

•	Total income increased 8%, mainly driven by net interest income and net fee income. On the other hand, gains on financial transactions, which have very little weight (2%) on total revenue, rose 15%.

•	Administrative expenses and amortisations were 5% higher due to the ongoing commercial transformation and digitalisation process.

•	Net loan-loss provisions increased 13% driven by greater volumes, as credit quality ratios improved and the NPL ratio had a positive performance in almost all retail units.

•	Other gains (losses) and provisions improved 22% mainly due to lower provisions for legal and labour claims in Brazil.

•	Finally, higher tax on profit, mainly resulting from the increase in Brazil.

Retail Banking

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	32,262	32,169	0.3	8.5
Net fee income	8,870	9,295	(4.6)	5.2
Gains (losses) on financial transactions A	757	685	10.4	15.5
Other operating income	343	255	34.4	30.2
Total income	42,231	42,404	(0.4)	8.1
Administrative expenses and amortisations	(19,236)	(19,751)	(2.6)	5.3
Net operating income	22,994	22,652	1.5	10.5
Net loan-loss provisions	(8,549)	(8,374)	2.1	12.7
Other gains (losses) and provisions	(1,791)	(2,535)	(29.3)	(21.9)
Profit before tax	12,654	11,743	7.8	15.8
Tax on profit	(4,144)	(3,687)	12.4	22.4
Profit from continuing operations	8,510	8,055	5.6	12.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	8,510	8,055	5.6	12.9
Non-controlling interests	1,272	1,218	4.4	10.5
Underlying attributable profit to the parent	7,238	6,837	5.9	13.4

A. Includes exchange differences.

Santander Corporate & Investment Banking

2018 Highlights

Underlying attributable profit

•  Strategy focused on widening our product offer, developing our franchises in the United Kingdom and the US, consolidating Europe as a single business unit and implementing the Multinational Coverage Model (MNC).

EUR 1,691 Mn

•  Strong progress on the Global Infrastructure Programme (GIP) and completion of the structure under the Banking Reform Act in the UK.

•  The integration with the retail banking network and the enhanced offer of value-added products to its customers, drove business growth (+21%).

•  Underlying attributable profit was 5% lower in euros at EUR 1,691 million, 8% higher excluding the exchange rate impact, due to greater customer revenue and lower provisions.

Strategy

Main actions carried out in the year by lines:

•

Focus on capturing international business flows, increasing the connectivity among the countries where the Group operates and expanding the offer of high value-added products (Nexus, Mercados Américas, Private Debt Mobilisation, securitisations, etc.).

•	We continued to develop and integrate the factory of SCIB products for retail banking customers. As a result, collaboration revenue increased 21% in the year.

•

Progress was made on strengthening our franchises in the UK and the US, in order to accelerate their growth, by completing the structure under the Banking Reform Act in the UK, simplifying the corporate structure in the US and restructuring the Division’s risk and credit units.

•	We are still immersed in transforming the technological and risk infrastructures (GIP) into a simplified, scalable and digital platform.

•

SCIB maintained its low capital consumption business model, with a balance sheet rotation which enabled us to reduce the volume of risk-weighted assets. Also, the implementation of measures such as the Dynamic Credit Portfolio Management helped reduce net loan-loss provisions.

Activity

Main actions performed in the year by business line:

•

Cash management: double-digit growth in transactional business as well as in customer funds. Santander Cash Nexus was consolidated as a solid and robust solution for our customers’ regional business. We achieved a record one million transactions per month, increasing our active customer base exponentially, both in those managed by SCIB and Retail Banking.

•

Export finance & agency finance: Santander consolidated its leadership as one of the world’s best banks by volume of managed assets. We also worked during the year in new origination in non-core markets where this business has a high potential.

•

Trade & working capital solutions: strong growth year-on-year due to increased international transactions among the countries where the Group operates. We consolidated our strong position in Spain, Brazil and Mexico, while expanding our business towards new markets such as the US and Asia. This growth was backed by an enhanced product range and digitalisation through platforms intended for receivables and confirming.

•

Debt capital markets: Santander held its significant position in Latin America, notably placements of sovereign bonds in euros in Mexico and Chile as well as corporate issuances and financial institutions such as the Brazilian Development Bank. Of note in Europe was the boost in sustainable financing and corporate issuances.

•

Syndicated corporate loans: of note was the acquisition of Gemalto by Thales and Westfield by Unibail, as well as the merger between Telecom Argentina and Cablevision. Also, support for sustainable financing in restructuring the assets of Enel Green Power and the loan to Generali.

•	Structured financing: the Group remained the leader in Latin America and Europe. We also topped the global ranking of financial advice by number of operations.

•

Global Markets: activity decreased slightly. Nevertheless, positive evolution of sales continued, mainly in the corporate sector, maintaining a greater contribution from management of books in Argentina, the US and Asia.

Ranking 2018

Source	Area	Award / Ranking
Euromoney	SCIB	Best Investment Bank in Mexico and Chile
Latin Finance	SCIB	Best Infrastructure Bank 2017 in Mexico and Brazil
Global Finance	Global Debt Financing	Best Debt Bank Latam
Infrastructure Investor	Global Debt Financing	Latin America Bank of the year
PFI	Global Debt Financing	Bank of the Year in Europe
The Banker	Global Debt Financing	Deal of the Year – Bonds SSAs: Argentina’s USD 2.75 bn century bond
PFI	Global Debt Financing	Europe Wind Power Deal of the Year
Latin Finance	Global Debt Financing	Best Airport Financing: Grupo Aeroportuario de la Ciudad de México (GAMC) (Green Bond)
Global Capital	Global Markets	Best Liquidity Provider
Extel	Global Markets	N.1 Leading Brokerage Firm Spain & Portugal
FX	Global Markets	Best Bank
Extel	Global Markets	N.1 Country Research: Brokerage Firm Spain & Portugal
Institutional Investor	Global Markets	#1 Corporate Access (Research) in Mexico
Institutional Investor	Global Markets	#1 Latin America Research Team- sector winners: Equity Strategy, Electric Utilities, Transportation
Institutional Investor	Global Markets	#1 Equity Research in Iberian markets
TFR	Global Transaction Banking	Best Trade Bank in Latin America
BCR	Global Transaction Banking	Best Global Supply Chain and Receivable Finance Provider
Global Finance	Global Transaction Banking	Best Trade and Supply Chain Finance Provider in Latam
GTR	Global Transaction Banking	Best Trade Finance Bank in Latam
TXF	Global Transaction Banking	Overall ECA Finance Deal of the Year: KNPC Clean Fuels Proyect
TXF	Global Transaction Banking	Americas ECA Finance Deal of the Year: Zuma Energia – Parque Eólico Reynosa Wind Farm
TXF	Global Transaction Banking	ECA-Backed Telecoms Deal of the Year: Verizon Communications
MIGA	Global Transaction Banking	Women Leading Climate Finance
IJ Global	Corporate Finance	European M&A – HS1
The Banker	Corporate Finance	Deal of the Year – Equities: CFE’s USD 759 mn IPO

Results

Underlying attributable profit of EUR 1,691 million (17% of the Groups’ total operating areas), driven by the strength and diversification of SCIB customer revenue.

Compared to 2017, underlying attributable profit fell 5%. Excluding the exchange rate impact, it rose 8%, as follows:

•	Total income grew because of the 11% rise in net interest income (good performance in the fourth quarter) and the 2% growth in net fee income.

•	Lower gains on financial transactions than in 2017 whose first quarter was excellent.

•	Higher administrative expenses and amortisations associated with transformation projects.

•	Net loan-loss provisions were significantly lower, mainly in Spain, the UK, Brazil and the US.

By segments, better results from global transactional banking and global debt financing, while income from global markets decreased.

Santander Corporate & Investment Banking

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	2,461	2,442	0.8	11.4
Net fee income	1,534	1,621	(5.4)	2.1
Gains (losses) on financial transactions A	898	1,207	(25.6)	(15.4)
Other operating income	184	221	(17.0)	(15.7)
Total income	5,077	5,491	(7.6)	1.7
Administrative expenses and amortisations	(2,101)	(2,028)	3.6	10.4
Net operating income	2,975	3,463	(14.1)	(3.7)
Net loan-loss provisions	(198)	(682)	(71.0)	(68.8)
Other gains (losses) and provisions	(97)	(80)	21.2	32.5
Profit before tax	2,680	2,701	(0.8)	12.6
Tax on profit	(832)	(747)	11.5	28.6
Profit from continuing operations	1,848	1,954	(5.5)	6.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,848	1,954	(5.5)	6.6
Non-controlling interests	157	182	(13.8)	(4.7)
Underlying attributable profit to the parent	1,691	1,772	(4.6)	7.8

A. Includes exchange differences.

Wealth Management & Insurance

Asset Management, Private Banking and Insurance

2018 Highlights

Underlying attributable profit	• New global business division. • Santander Private Banking and Santander Asset Management continued strengthening their position as the reference in Spain and Latin America.
EUR 875 Mn

•  Santander Private Banking, is the private banking global platform built on our strong local presence in 10 markets.

•  Santander Asset Management, became the asset management priority partner for the Group banks, and a specialist in Latin American assets.

•  The segment composition has been updated to present the insurance business within this segment. As a result, the figures from previous years have been recast.

•  Total contribution to profit (net profit + total fee income generated) amounted to EUR 2,348 million, 11% more than the estimated for 2017.

Strategy

The Santander Wealth Management & Insurance division is the combination of three complementing businesses:

•

Santander Private Banking includes the private banking activity of our local banks and international private banks in order to create a single global platform and to offer our more than 170,000 Private Banking clients the Group’s products and services, in a coordinated and homogeneous manner in all the countries where Santander operates. The goal is for a local private banking customer to become a customer in all the countries where we operate.

•

Santander Asset Management (SAM), the international asset manager strongly rooted in Europe and Latin America. With over 45 years history and present in more than 10 countries, it is focused on creating and managing the best products (mutual funds, pension funds, institutional mandates, alternative investments, etc.) for Santander customers and third parties.

•

In addition, due to the change in the composition of our segments, the insurance business has been included into this segment. The aim is to be the first choice of insurance for Santander customers, reaching our full potential in all our geographies, developing a leading SME value proposition and enabling end-to-end sales and servicing of insurance products through digital channels. The figures for previous years have been restated, including the insurance business.

The Wealth Management & Insurance division launched in 2018 the following strategic initiatives:

•

Private Banking: development of a global and connected proposition, taking advantage of Santander’s presence in over 10 countries. As a result, business collaboration volumes among countries increased 19% year-on-year, to EUR 3,727 million. Moreover, the Private Wealth (UHNW – Ultra High Net Worth) segment was launched in 2018, offering a differential service to the Group’s most valued customers.

•

In 2018, Santander Private Banking received a record amount of awards, 64 in total. Of note were Best Private Banking in Spain by The Banker, and Best Private Banking in Latin America, Spain, Portugal, Chile, Argentina and Mexico by Euromoney. We were also recognised as the best customer service in Private Wealth, as well as the best accessible technology for bankers and customers in 4 countries and Latin America by Euromoney.

•	Also noteworthy, Santander became the first bank in Spain to obtain the AENOR certificate for excellence in advisory services.

Business performance A

EUR billion and % change in constant euros

/ 2017
Total Assets Under Management
350
+5%
Funds and investment A
216
+5%
- SAM
181
+4%
- Private Banking
59
+5%
Custody of customer funds
81
-6%
Customer deposits
54
+27%
Customer loans
14
+13%

A. Total asset marketed and/or managed in 2018 and 2017. B. Total adjusted for funds from private banking, customers managed by SAM.

•

Santander Asset Management (SAM) enhanced and expanded its product range. Of note was the investment strategy followed in Spain and Latin America, with awards to the best manager of equities in Spain by Citywire, and the best fixed income fund in its class in Latin America (Latin American Corporate Bond Fund). Also, launch of investment solutions in order to adapt to the customer needs, given the current market scenario.

•

Moreover, SAM is the leading entity in funds management under ESG (Environmental Social and Government) criteria, notably in Spain, with the launch of the new Santander Sostenible Acciones fund, and the award to Santander Responsabilidad Solidario as the best solidarity fund.

Santander Wealth Management & Insurance is making progress in digital transformation, keeping pace with the rest of the Group. Tools such as Global Private Banking SPiRIT had been implemented in Mexico, Brazil and Chile and the new Virginia customer front was launched in International Private Banking. SAM started the migration of its investment platform to the most differential solution in the market: Aladdin.

Total assets under management amounted to EUR 350 billion, 5% higher than in 2017.

In Private Banking 27% growth in customer deposits and 13% in loans and advances to customers, driven by development of Private Wealth.

Results

Underlying attributable profit rose 10% year-on-year to EUR 875 million, up 18% excluding the exchange rate impact. By lines:

•	Total income rose mainly backed by higher net interest income (+19%) and net fee income (+67%), spurred by the increase in value- added volumes under management.

•	Higher administrative expenses and amortisations, partly because of the investment in the Private Wealth project.

•	The rise in total income and expenses was affected by the larger stake in Santander Asset Management.

When the total fee income generated by this business is added to net profit, the total contribution to the Group is EUR 2,348 million, 11% more than the estimated in 2017.

Wealth Management & Insurance

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	526	472	11.5	18.9
Net fee income	1,142	712	60.5	66.7
Gains (losses) on financial transactions A	132	37	257.9	280.4
Other operating income	299	425	(29.7)	(22.9)
Total income	2,099	1,646	27.6	35.4
Administrative expenses and amortisations	(873)	(593)	47.2	54.2
Net operating income	1,226	1,052	16.5	24.6
Net loan-loss provisions	(10)	(9)	13.6	17.5
Other gains (losses) and provisions	(5)	(10)	(51.8)	(50.6)
Profit before tax	1,211	1,033	17.2	25.4
Tax on profit	(284)	(188)	51.2	58.7
Profit from continuing operations	927	846	9.7	17.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	927	846	9.7	17.9
Non-controlling interests	53	50	5.4	16.3
Underlying attributable profit to the parent	875	796	9.9	18.0

A.Includes exchange differences.

Total profit contribution A

EUR 2,348 Mn
+11%

A. Including net profit and total fee income generated by this business

3.6 ALTERNATIVE PERFORMANCE MEASURES (APMS)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this report on Form 6-K that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at the end of section 3.2 in Part 1 of 2018 Form 20-F.

In addition, the results by business areas in section 4 are presented only on an underlying basis in accordance with IFRS8. The use of this information by the Group’s Governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in Note 52.c to our consolidated financial statements.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Attributable profit to the parent Average stockholders’ equity A (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the Bank’s ability to pay shareholders.

RoTE (Return on tangible equity)	Attributable profit to the parent Average stockholders’ equity A (excl. minority interests) - intangible assets

This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the Bank less intangible assets.

Underlying RoTE	Underlying attributable profit to the parent Average stockholders’ equity A (excl. minority interests) - intangible assets

This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from operations outside the ordinary course performance of our business

RoA (Return on assets)	Consolidated profit Average total assets

This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the Bank’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding management adjustments) to the Group’s risk weighted assets.

Efficiency (Cost-to-income)	Operating expenses B Total income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the Bank’s operating income.

A. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.

B. Operating expenses = Administrative expenses + amortisations.

Profitability and efficiency A B	2018	2017	2016
RoE	8.21%	7.14%	6.99%
Attributable profit to the parent	7,810	6,619	6,204
Average stockholders' equity (excluding minority interests)	95,071	92,638	88,744

RoTE	11.70%	10.41%	10.38%
Attributable profit to the parent	7,810	6,619	6,204
Average stockholders' equity (excluding minority interests)	95,071	92,638	88,744
(-) Average intangible assets	28,331	29,044	28,973
Average stockholders' equity (excl. minority interests) - intangible assets	66,740	63,594	59,771

Underlying RoTE	12.08%	11.82%	11.08%
Attributable profit to the parent	7,810	6,619	6,204
(-) Management adjustments	(254)	(897)	(417)
Underlying attributable profit to the parent	8,064	7,516	6,621
Average stockholders' equity (excl. minority interests) - intangible assets	66,740	63,594	59,771

RoA	0.64%	0.58%	0.56%
Consolidated profit	9,315	8,207	7,486
Average total assets	1,442,861	1,407,681	1,337,661

RoRWA	1.55%	1.35%	1.29%
Consolidated profit	9,315	8,207	7,486
Average risk weighted assets	598,741	606,308	580,777

Underlying RoRWA	1.59%	1.48%	1.36%
Consolidated profit	9,315	8,207	7,486
(-) Management adjustments	(231)	(756)	(406)
Underlying consolidated profit	9,546	8,963	7,892
Average risk weighted assets	598,741	606,308	580,777

Efficiency ratio (Cost-to-income)	47.0%	47.4%	48.1%
Underlying operating expenses	22,779	22,918	21,088
Operating expenses	22,779	22,993	21,101
Management adjustments impact C	—	(75)	(13)
Underlying total income	48,424	48,392	43,853
Total income	48,424	48,355	44,232
Management adjustments impact C	—	37	(379)

A. Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months’ (from December to December).

B. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

C. Following the adjustments in Note 52.c to the consolidated financial statements.

Efficiency ratio
	2018			2017
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	52.5	21,257	11,165	52.1	20,062	10,454
Spain	57.0	7,615	4,338	59.6	6,522	3,889
Santander Consumer Finance	43.1	4,610	1,989	44.1	4,484	1,978
United Kingdom	55.3	5,132	2,837	50.0	5,445	2,721
Portugal	47.9	1,344	644	49.3	1,245	614
Poland	43.0	1,488	640	42.6	1,419	605
North America	42.8	10,476	4,488	44.0	10,420	4,580
US	43.4	6,949	3,019	46.0	6,959	3,198
Mexico	41.7	3,527	1,469	39.9	3,460	1,382
South America	37.1	17,674	6,558	38.5	19,059	7,339
Brazil	33.7	13,345	4,500	35.6	14,273	5,080
Chile	41.3	2,535	1,047	40.6	2,523	1,025
Argentina	62.1	1,209	751	55.5	1,747	970

Underlying RoTE
	2018			2017
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	10.86	5,048	46,487	10.07	4,701	46,657
Spain	10.42	1,554	14,918	8.06	1,171	14,527
Santander Consumer Finance	15.83	1,293	8,168	16.44	1,254	7,626
United Kingdom	9.35	1,272	13,606	9.41	1,403	14,903
Portugal	12.02	479	3,982	11.65	435	3,737
Poland	10.22	296	2,891	11.56	300	2,593
North America	7.62	1,304	17,127	6.71	1,118	16,666
US	4.10	549	13,403	3.12	408	13,050
Mexico	20.24	755	3,731	19.50	710	3,642
South America	18.79	3,451	18,371	17.65	3,587	20,317
Brazil	19.68	2,592	13,167	16.91	2,544	15,042
Chile	18.34	612	3,339	17.89	586	3,275
Argentina	11.62	82	707	32.02	359	1,122

Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Total RiskA

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

Average loans and advances to customers over the last 12 months

A. Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	2018	2017	2016
NPL ratio	3.73%	4.08%	3.93%
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	35,692	37,596	33,643
Total risk	958,153	920,968	855,510
Coverage ratio	67.4%	65.2%	73.8%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,061	24,529	24,835
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,692	37,596	33,643
Cost of credit	1.00%	1.07%	1.18%
Net loan-loss provisions over the last 12 months	8,873	9,111	9,518
Average loans and advances to customers over the last 12 months	887,028	853,479	806,595

NPL ratio
	2018			2017
	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Europe	3.67	25,287	688,810	4.16	27,964	671,776
Spain	7.32	16,651	227,401	7.70	18,270	237,327
Santander Consumer Finance	2.29	2,244	97,922	2.50	2,319	92,589
United Kingdom	1.08	2,739	252,919	1.32	3,210	242,999
Portugal	5.94	2,279	38,340	7.51	2,959	39,394
Poland	4.28	1,317	30,783	4.57	1,114	24,391
North America	2.79	3,510	125,916	2.77	2,935	106,129
US	2.92	2,688	92,152	2.79	2,156	77,190
Mexico	2.43	822	33,764	2.69	779	28,939
South America	4.81	6,639	138,134	4.82	6,685	138,577
Brazil	5.25	4,418	84,212	5.29	4,391	83,076
Chile	4.66	1,925	41,268	4.96	2,004	40,406
Argentina	3.17	179	5,631	2.50	202	8,085

Coverage ratio

	2018			2017
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted
Europe	50.1	12,659	25,287	51.7	14,470	27,964
Spain	43.7	7,279	16,651	46.1	8,423	18,270
Santander Consumer Finance	106.4	2,387	2,244	101.4	2,352	2,319
United Kingdom	32.9	902	2,739	32.3	1,037	3,210
Portugal	50.5	1,151	2,279	62.1	1,838	2,959
Poland	67.1	883	1,317	68.2	760	1,114
North America	137.4	4,822	3,510	150.9	4,428	2,935
US	142.8	3,838	2,688	170.2	3,668	2,156
Mexico	119.7	984	822	97.5	760	779
South America	94.6	6,278	6,639	83.5	5,585	6,685
Brazil	106.9	4,724	4,418	92.6	4,066	4,391
Chile	60.6	1,166	1,925	58.2	1,167	2,004
Argentina	135.0	241	179	100.1	202	202

Other indicators

The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book valueA

This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price

Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

TNAV per share

LtD (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the Bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
reverse repos

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Group’s profits

A.  Tangible book value = Stockholders’ equity - intangible assets.

Other indicators	2018	2017	2016
TNAV (tangible book value) per share	4.19	4.15	4.15
Tangible book value	67,912	66,985	61,517
Number of shares excl. treasury stock A (million)	16,224	16,132	14,825
Price / tangible book value per share (X)	0.95	1.32	1.16
Share price (euros) A	3.973	5.479	4.797
TNAV (tangible book value) per share	4.19	4.15	4.15
Loan-to-deposit ratio	113%	109%	114%
Net loans and advances to customers	882,921	848,914	790,470
Customer deposits	780,496	777,730	691,111
PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	1,015	902	n.a.
Profit after taxes	563	476	n.a.
Net fee income net of tax	452	426	n.a.

A.  2016 data adjusted for the capital increase in July 2017, to enable like-on-like comparisons with 2017 and 2018 data.

Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2018 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section Economic, regulatory and competitive context in Part 1 of 2018 Form 20-F.

Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section Economic, regulatory and competitive context in Part 1 of 2018 Form 20-F.

3.7 SUPPLEMENT TO THE OPERATING AND FINANCIAL REVIEW DISCLOSURE

This section supplements the “Consolidated Directors’ Report —Economic and Financial Review” in Part 1 of the 2018 Form 20-F in order to give information on the variations of the results for 2017 as compared to 2016. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Exhibit 99.2 of this 6-K.

Consolidated income statement. Variations 2017 compared to 2016 by primary segments

Europe
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	13,529	12,502	8.2	10.6
Net fee income	5,163	4,523	14.2	15.5
Gains (losses) on financial transactions (A)	907	1,134	(20.0)	(19.0)
Other operating income	463	383	20.8	22.1
Total income	20,062	18,541	8.2	10.2
Administrative expenses and amortisations	(10,454)	(9,703)	7.7	9.7
Net operating income	9,608	8,838	8.7	10.8
Net loan-loss provisions	(1,313)	(1,431)	(8.2)	(8.2)
Other gains (losses) and provisions	(1,206)	(973)	24.0	26.7
Profit before tax	7,088	6,434	10.2	12.7
Tax on profit	(1,979)	(1,815)	9.1	11.8
Profit from continuing operations	5,108	4,619	10.6	13.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,108	4,619	10.6	13.1
Non-controlling interests	408	365	11.6	11.3
Underlying attributable profit to the parent	4,701	4,253	10.5	13.2

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 4,701 million, a 11% increase compared to 2016.

This increase was affected by the acquisition of Banco Popular.

The main line items of Banco Popular’s contribution to Europe from 7 June 2017 to 31 December 2017 were as follows: net interest income EUR 963 million, net fee income EUR 284 million, total income EUR 1,263 million, administrative expenses and amortisations EUR 847 million, net loan-loss provisions EUR 114 million and underlying attributable profit to the parent EUR 249 million.

Excluding the exchange rate impact, underlying attributable profit to the parent grew 13%, as follows:

−Total income increased 10%. Net interest income rose 11%, mainly due to the contribution of Banco Popular. Net fee income increased 16% due to the contribution of Banco Popular and enhanced customer loyalty.

−Administrative expenses and amortisations increased 10% mainly due to the contribution of Banco Popular. Excluding Banco Popular, administrative expenses rose 1% after absorbing the costs associated with the launch of Openbank and the integration of the company managing point-of-sale terminals in Spain.

−Net loan-loss provisions decreased 8%, mainly due to improved credit quality.

Underlying profit to the parent of the main units of Europe was as follows:

Europe
Underlying attributable profit to the parent
EUR million
	2017	2016	%	% excl. FX
Spain	1,171	730	60.5	60.5
Santander Consumer Finance	1,254	1,093	14.7	14.6
United Kingdom	1,403	1,611	(12.9)	(6.6)
Portugal	435	399	9.1	9.1
Poland	300	272	10.4	7.7
Other	137	149	(7.5)	(7.0)
Europe	4,701	4,253	10.5	13.2

North America
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	8,170	8,302	(1.6)	0.6
Net fee income	1,720	1,813	(5.1)	(2.8)
Gains (losses) on financial transactions (A)	159	171	(7.2)	(4.4)
Other operating income	370	449	(17.5)	(16.1)
Total income	10,420	10,735	(2.9)	(0.7)
Administrative expenses and amortisations	(4,580)	(4,473)	2.4	4.7
Net operating income	5,840	6,262	(6.7)	(4.6)
Net loan-loss provisions	(3,685)	(4,010)	(8.1)	(6.1)
Other gains (losses) and provisions	(129)	(149)	(13.6)	(11.8)
Profit before tax	2,026	2,103	(3.6)	(1.2)
Tax on profit	(486)	(602)	(19.3)	(17.3)
Profit from continuing operations	1,540	1,501	2.6	5.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,540	1,501	2.6	5.3
Non-controlling interests	422	477	(11.5)	(9.3)
Underlying attributable profit to the parent	1,118	1,024	9.2	12.1

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 1,118 million and increased 9% compared to 2016. Excluding the exchange rate impact increased 12%, as follows:

−Total income decreased 1%, with decreases in the US and increases in Mexico. In the US, due to lower net interest income from Santander Consumer USA, impacted by the change in business mix towards a lower risk profile and higher funding costs. On the other hand, Santander Bank recorded higher gross income, backed by the increase in official interest rates and lower funding costs following balance sheet optimisation. Mexico increased mainly due to the rise in net interest income, driven by growth in loans and the continued growth in deposits, together with higher interest rates.

−Net fee income decreased 3%, due to the reduction registered in the US, as Mexico increased.

−Administrative expenses and amortisations increased 5%, as a result of the investments made both in the US and in Mexico.

−Net loan-loss provisions decreased 6% driven by the change in the portfolio mix and lower volumes at Santander Consumer USA.

North America
Underlying attributable profit to the parent
EUR million
	2017	2016	%	% excl. FX
United States	408	395	3.2	5.2
Mexico	710	629	12.9	16.5
North America	1,118	1,024	9.2	12.1

South America
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	13,383	10,961	22.1	16.8
Net fee income	4,744	3,869	22.6	18.1
Gains (losses) on financial transactions (A)	863	657	31.3	31.7
Other operating income	69	74	(7.5)	(12.8)
Total income	19,059	15,562	22.5	17.6
Administrative expenses and amortisations	(7,339)	(6,417)	14.4	10.4
Net operating income	11,720	9,145	28.2	22.7
Net loan-loss provisions	(4,067)	(4,079)	(0.3)	(5.4)
Other gains (losses) and provisions	(1,290)	(755)	70.8	61.5
Profit before tax	6,363	4,310	47.6	42.8
Tax on profit	(2,156)	(1,116)	93.3	86.9
Profit from continuing operations	4,207	3,195	31.7	27.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,207	3,195	31.7	27.4
Non-controlling interests	620	438	41.6	35.8
Underlying attributable profit to the parent	3,587	2,757	30.1	26.1

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 3,587 million, a 30% increase compared to 2016. Excluding the exchange rate impact it rose 26%, as follows:

−Total income increased 18%, driven by net interest income (+17%) and net fee income (+18%), backed by enhanced customer loyalty, larger volumes and good management of spreads, as well as a significant decrease of the Selic rate in Brazil.

−Administrative expenses and amortisations increased 10%, mainly due to the investments made in operating systems and digital infrastructure. The growth was moderate compared to inflation rates.

−Net loan-loss provisions decreased 5%, due to improved credit quality.

−Other gains (losses) and provisions negative impact increased 62% mainly due to higher provisions for labour and civil contingencies in Brazil.

Underlying profit to the parent of the main units of South America was as follows:

South America
Underlying attributable profit to the parent
EUR million
	2017	2016	%	% excl. FX
Brazil	2,544	1,786	42.5	33.7
Chile	586	513	14.1	11.7
Argentina	359	359	0.0	13.8
Other	97	99	(1.1)	(3.7)
South America	3,587	2,757	30.1	26.1

Santander Global Platform
EUR million
Underlying income statement	2017	2016	%
Net interest income	64	64	0.5
Net fee income	7	6	12.7
Gains (losses) on financial transactions (A)	0	2	(80.6)
Other operating income	(11)	(7)	65.3
Total income	60	65	(7.2)
Administrative expenses and amortisations	(68)	(43)	57.9
Net operating income	(7)	22	—
Net loan-loss provisions	0	0	(95.3)
Other gains (losses) and provisions	(6)	(7)	(9.2)
Profit before tax	(14)	15	—
Tax on profit	2	(6)	—
Profit from continuing operations	(11)	10	—
Net profit from discontinued operations	—	—	—
Consolidated profit	(11)	10	—
Non-controlling interests	—	—	—
Underlying attributable profit to the parent	(11)	10	—

(A) Includes exchange differences (net)

Underlying attributable loss to the parent in 2017 was EUR 11 million, compared to a profit of  EUR 10 million in 2016.

−This loss is mainly due to the increase registered in administrative expenses and amortisations, from EUR 43 million in 2016 to EUR 68 million in 2017, reflecting the investments made in digitalisation projects.

Corporate Centre
EUR million
Underlying income statement	2017	2016	%
Net interest income	(851)	(739)	15.1
Net fee income	(38)	(31)	21.1
Gains (losses) on financial transactions (A)	(227)	(242)	(6.1)
Other operating income	(94)	(37)	153.0
Total income	(1,209)	(1,049)	15.2
Administrative expenses and amortisations	(478)	(452)	5.7
Net operating income	(1,687)	(1,501)	12.4
Net loan-loss provisions	(45)	3	—
Other gains (losses) and provisions	(181)	(75)	140.4
Profit before tax	(1,913)	(1,574)	21.5
Tax on profit	32	142	(77.3)
Profit from continuing operations	(1,881)	(1,432)	31.3
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,881)	(1,431)	31.4
Non-controlling interests	(3)	(9)	(67.3)
Underlying attributable profit to the parent	(1,878)	(1,423)	32.0

(A) Includes exchange differences (net)

Underlying attributable loss to the parent from the Corporate Centre in 2017 was EUR ~~-~~1,878 million, a 32% increase compared to 2016 (EUR -1,423 million).

−Total income of EUR -1,209 million, up from EUR -1,049 million in 2016. It was impacted by the costs stemming from the centralised management of the exchange rate risk and liquidity management.

−Administrative expenses and amortisations increased from EUR 452 million in 2016 to EUR 478 million in 2017, in part due to the roll-out of global projects.

Other gains (losses) and provisions recorded a negative impact of EUR -181 million, up from EUR -75 million in 2016. This item includes provisions at the Group level. The most notable ones in 2017 were for intangible assets, the cost of the government’s guarantee on deferred tax assets, as well as other provisions of a varied nature (pensions, litigation, supervisors, etc.) and equity.

Consolidated income statement. Variations 2017 compared to 2016 by secondary segments

Retail Banking
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	32,169	28,792	11.7	11.6
Net fee income	9,295	8,213	13.2	12.5
Gains (losses) on financial transactions (A)	685	660	3.9	6.8
Other operating income	255	242	5.5	13.2
Total income	42,404	37,906	11.9	11.7
Administrative expenses and amortisations	(19,751)	(18,158)	8.8	9.0
Net operating income	22,652	19,748	14.7	14.3
Net loan-loss provisions	(8,374)	(8,841)	(5.3)	(6.4)
Other gains (losses) and provisions	(2,535)	(1,788)	41.8	40.2
Profit before tax	11,743	9,119	28.8	29.6
Tax on profit	(3,687)	(2,568)	43.6	44.6
Profit from continuing operations	8,055	6,551	23.0	23.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	8,055	6,551	23.0	23.7
Non-controlling interests	1,218	1,073	13.5	13.3
Underlying attributable profit to the parent	6,837	5,478	24.8	25.8

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 6,837 million, a 25% increase compared to 2016. The results were not significantly affected by the impact of exchange rates.

This increase was affected by the acquisition of Banco Popular.

The main line items of Banco Popular’s contribution to Retail Banking for the period from 7 June 2017 to 31 December 2017 are the following: net interest income of EUR 1,003 million, net fee income EUR 288 million, total income EUR 1,309 million, administrative expenses and amortisations EUR -873 million, loan-loss provisions EUR -114 million and profit attributable to the parent EUR 263 million.

−Total income increased 12%, mainly due to net interest income (+12%), driven by the contribution of Banco Popular and Brazil.

−Net fee income rose 13% driven by the performance of Brazil and Spain (including Banco Popular), backed by higher volumes and enhanced customer loyalty.

−Administrative expenses and amortisation increased 9%, in line with the pace of business growth, impacted by the acquisition of Banco Popular and ongoing investments in the various units.

−Net loan-loss provisions decreased 5% mainly due to improved credit quality.

−Other gains (losses) and provisions negative impact increased 42% partly due to increased provisions for labour and civil contingencies in Brazil.

Santander Corporate & Investment Banking (SCIB)
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	2,442	2,517	(3.0)	(3.6)
Net fee income	1,621	1,404	15.5	15.2
Gains (losses) on financial transactions (A)	1,207	1,248	(3.2)	(3.0)
Other operating income	221	305	(27.4)	(28.8)
Total income	5,491	5,474	0.3	(0.1)
Administrative expenses and amortisations	(2,028)	(1,917)	5.8	6.4
Net operating income	3,463	3,557	(2.6)	(3.5)
Net loan-loss provisions	(682)	(658)	3.6	(0.3)
Other gains (losses) and provisions	(80)	(83)	(3.9)	(3.7)
Profit before tax	2,701	2,815	(4.1)	(4.3)
Tax on profit	(747)	(782)	(4.5)	(4.4)
Profit from continuing operations	1,954	2,034	(3.9)	(4.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,954	2,034	(3.9)	(4.3)
Non-controlling interests	182	174	4.7	1.7
Underlying attributable profit to the parent	1,772	1,860	(4.7)	(4.9)

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 1,772 million, a decrease of 5% compared to 2016. The results were not significantly affected by the impact of exchange rates.

−Total income was relatively flat with higher net fee income mainly generated by Corporate Finance and Global Transaction Banking offsetting lower net interest income and other operating income.

−Administrative expenses and amortisations increased 6% and net loan-loss provisions 4%.

Wealth Management & Insurance
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	472	455	3.7	4.8
Net fee income	712	588	21.0	21.6
Gains (losses) on financial transactions (A)	37	55	(33.7)	(33.6)
Other operating income	425	359	18.3	17.3
Total income	1,646	1,458	12.9	13.2
Administrative expenses and amortisations	(593)	(518)	14.6	15.2
Net operating income	1,052	940	11.9	12.1
Net loan-loss provisions	(9)	(22)	(57.8)	(57.9)
Other gains (losses) and provisions	(10)	(6)	78.5	77.8
Profit before tax	1,033	913	13.2	13.4
Tax on profit	(188)	(183)	2.6	3.6
Profit from continuing operations	846	730	15.8	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	846	730	15.8	15.9
Non-controlling interests	50	33	50.7	44.8
Underlying attributable profit to the parent	796	697	14.2	14.4

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 796 million, with growth of 14% compared to 2016. The results were not significantly affected by the impact of exchange rates.

−Total income was 13% higher, driven by the performance registered in net fee income (+21%) and the increase in other operating income (+18%).

−Administrative expenses and amortisations increased 15%.

−Net loan-loss provisions (EUR 9 million) is not a significant element of the business.

Santander Global Platform
EUR million
Underlying income statement	2017	2016	%
Net interest income	64	64	0.5
Net fee income	7	6	12.7
Gains (losses) on financial transactions (A)	0	2	(80.6)
Other operating income	(11)	(7)	65.3
Total income	60	65	(7.2)
Administrative expenses and amortisations	(68)	(43)	57.9
Net operating income	(7)	22	—
Net loan-loss provisions	0	0	(95.3)
Other gains (losses) and provisions	(6)	(7)	(9.2)
Profit before tax	(14)	15	—
Tax on profit	2	(6)	—
Profit from continuing operations	(11)	10	—
Net profit from discontinued operations	—	—	—
Consolidated profit	(11)	10	—
Non-controlling interests	—	—	—
Underlying attributable profit to the parent	(11)	10	—

(A) Includes exchange differences (net)

Underlying attributable loss to the parent in 2017 was EUR 11 million, compared to a profit of  EUR 10 million in 2016.

−This loss is mainly due to the increase registered in administrative expenses and amortisations, from EUR 43 million in 2016 to EUR 68 million in 2017, reflecting the investments made in digitalisation projects.

4.    OTHER GEOGRAPHICAL AND BUSINESS SEGMENT DISCLOSURES

4.1 CREDIT RISK.  KEY METRICS BY GEOGRAPHICAL SEGMENT

2018 general performance

Risk is diversified among the main regions where the Group operates: Europe (72%), North America (13%) and South America (14%) with an adequate balance between mature and emerging markets.

The evolution up to December 2018, credit risk with customers increased by 4% vs. 2017, considering the same perimeter, mainly due to the United States, United Kingdom, and Mexico. Growth in local currency was generalised across all units with the exception of Spain and Portugal.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73% (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00% (7 bp less than the previous year).

Total loan-loss allowances were EUR 24,061 million, bringing the Group’s coverage ratio to 67%, taking into consideration that 62% of the Group net customer loans are secured. It is important to bear in mind that the coverage ratio is affected downwards by the weight of mortgage portfolios (particularly in the UK and Spain), as lower provisions are required due to the existing collateral, which mitigates potential losses.

The tables below show the main metrics performance related to credit risk derived from our activity with customers:

Main credit risk performance metrics from our activity with customers

Dec. 2018 data

	Credit risk with customersA (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Europe	688,810	671,776	586,706	25,287	27,964	23,216	3.67	4.16	3.96
Spain	227,401	237,327	162,431	16,651	18,270	13,281	7.32	7.70	8.18
UK	252,919	242,999	251,654	2,739	3,210	3,497	1.08	1.32	1.39
SCF	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	39,394	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42
North America	125,916	106,129	121,391	3,510	2,935	2,907	2.79	2.77	2.39
US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28
SBNA	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
SC USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
South America	138,134	138,577	143,468	6,639	6,685	7,514	4.81	4.82	5.24
Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49
Total Group	958,153	920,968	855,510	35,692	37,596	33,643	3.73	4.08	3.93

	Coverage ratio (%)			Net ASRB provisions (EUR million)			Cost of credit (% risk)C
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Europe	50.1	51.7	55.8	1,572	1,313	1,409	0.24	0.22	0.25
Spain	43.7	46.1	50.6	789	691	751	0.38	0.37	0.51
UK	32.9	32.3	33.0	171	209	73	0.07	0.09	0.03
SCF	106.4	101.4	109.1	360	266	387	0.38	0.30	0.47
Portugal	50.5	62.1	63.7	32	12	54	0.09	0.04	0.18
Poland	67.1	68.2	61.0	161	137	145	0.65	0.62	0.70
North America	137.4	150.9	183.2	3,449	3,685	4,010	3.12	3.35	3.44
US	142.8	170.2	214.4	2,618	2,780	3,179	3.27	3.42	3.65
SBNA	122.1	102.2	99.6	108	116	120	0.24	0.25	0.23
SC USA	154.6	212.9	328.0	2,501	2,590	2,963	10.01	9.84	10.62
Mexico	119.7	97.5	103.8	830	905	832	2.75	3.08	2.86
South America	94.6	83.5	85.5	3,736	4,067	4,079	2.99	3.16	3.50
Brazil	106.9	92.6	93.1	2,963	3,395	3,377	4.06	4.36	4.89
Chile	60.6	58.2	59.1	473	462	514	1.19	1.21	1.43
Argentina	135.0	100.1	142.3	231	159	107	3.45	1.85	1.72
Total Group	67.4	65.2	73.8	8,873	9,111	9,518	1.00	1.07	1.18

A. Includes gross loans and advances to customers, guarantees and documentary credits.

B. Recovered write-off assets (EUR 1,558 million).

C. Cost of credit = loan-loss provisions twelve months/average lending.

Geographical distribution and segmentation

The Group’s risk function is organised on the basis of three types of customers:

•	Individuals: includes all individuals, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management by customer type.

Mortgages to individuals represent approximately 36% of the Group net customer loans. These mortgages are focused in Spain and the UK, and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

•	SMEs, commercial banking and institutions: includes companies and individuals with business activity. It also includes public sector activities in general and private sector non-profit entities.
•

Santander Corporate & Investment Banking (SCIB): consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined based on a full analysis of the company (business type, level of geographic diversification, product types, volume of revenues it represents for the Group, etc.).

The following chart shows the distribution of credit risk on the basis of its management model (includes gross loans and advances to customers, guarantees and documentary credits):

Taking into consideration the aforementioned segmentation, the geographical distribution and situation of the portfolios is shown in the following charts:

EUR million

Total

Individuals

SMEs, Commercial Banking and Institutions

SCIB

A. Proxies applied for 2017 data.

The key figures by geographical area are commented below:

•	Europe
•	In Spain[1], the NPL ratio dropped to 7.32% (-38 bp compared to 2017), due mainly to the better performance of the portfolio, the normalisation of several restructured positions and portfolio sales.
•

United Kingdom reduced its NPL ratio, standing at 1.08% (-24 bp in the year) due to the good performance of all segments in general, as well as the single names management in the Corporates portfolio. The coverage ratio remained stable at 32.9%, thanks to the significant proportion of secured loans with real guarantees.

•	In Santander Consumer the NPL ratio was 2.29% (-21 bp in the year), due to good overall performance of the portfolios in general, across all its geographies.
•	In Portugal, recoveries and distressed portfolio sales allowed for the reduction of the non-performing loans, placing the NPL ratio at 5.94% (-157 bp vs. 2017).
•

In Poland, the downward trend of the NPL ratio continued, placing it at 4.28% (-29 bp vs. 2017), thanks to a proactive management of the non-performing portfolio through portfolio sales, as well as the incorporation of the new retail portfolio from Deutsche Bank.

•	North America:
•	In the United States the NPL ratio stood at 2.92% (+13% in the year) with the coverage ratio remaining at high levels, at 143%.
o

At Santander Bank N.A. the NPL ratio was 0.88% (-33 bp in the year), due to the proactive management of certain exposures, the favourable evolution of the macroeconomic environment, is reflected in the credit risk profile improvement of the corporates portfolio and the good performance of the individual portfolio.

o	In SC USA the NPL ratio was 7.73%, mainly due to the maturity of those loans that were forborne in 2017 which included the support to customers affected by hurricane season.
•	In Mexico the NPL ratio fell to 2.43% (-26 bp in the year), mainly due to the normalisation of the Individuals segment performance.
•	South America:
•

Brazil, thanks to the robustness of its risk management model, as well as the proactive policies applied in the retail portfolios, the NPL ratio decreased to 5.25% (-4 bp compared to the end of 2017). The coverage ratio was 107% (+14 pp in the year), due to the implementation of IFRS9.

•

Chile reduced its NPL ratio to 4.66% (-30 bp in the year) thanks to the good performance in non-performing loans, mainly in individuals, together with a significant growth in exposure that benefited from the country’s favourable macroeconomic situation reflected in the main macro indicators.

•

In Argentina the NPL ratio increased up to 3.17% (+67 bp in the year) due to the difficult economic situation of the country, which is affecting especially the Individuals segment. An action plan is already in place bearing positive results. The coverage ratio improves to 135% due to provisions increases made in certain economic groups as a preventive measure against the country´s macroeconomic deterioration.

Amounts past due (performing loans)

Amounts past due by three months or less represented 0.34% of total credit risk with customers. The following table shows the structure at 31 December 2018, classified on the basis of the first maturity:

Amounts past due. Maturity detail

EUR million
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to credit institutions	14	1	-
Loans and advances to customers	2,023	629	617
Public administrations	5	-	-
Other private sector	2,018	629	617
Debt instruments	-	-	-
TOTAL	2,037	630	617

Impairment of financial assets

The main change in determining the financial assets hedge due to their impairment is that the new accounting standard, IFRS9, introduces the concept of expected loss compared to the previous model of incurred loss.

1  Includes the real estate activity.

The IFRS9 impairment model applies to financial assets valued at amortised cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

The portfolio of financial instruments subject to IFRS9 is divided into three categories, or stages, depending on the status of each instrument in relation to its level of credit risk.

•

Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following twelve months from the reporting date.

•

Stage 2: if there has been a significant increase in risk since the date of initial recognition but the impairment event has not materialised, the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

•

Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

The following table shows the credit risk exposure by each of these stages exposure by geography:

Exposure by stage and by geography

EUR million

	Stage 1	Stage 2	Stage 3	Total A
Europe	616,758	33,836	25,521	676,115
Spain	189,165	12,632	16,651	218,448
UK	234,432	12,958	2,739	250,130
SCF	90,878	4,715	2,241	97,833
Portugal	34,086	1,974	2,279	38,340
Poland	28,187	1,060	1,312	30,559
North America	105,091	11,111	3,506	119,708
US	73,719	9,927	2,684	86,330
SBNA	47,394	3,021	450	50,866
SC USA	17,903	6,470	2,043	26,417
Mexico	31,371	1,184	822	33,378
South America	123,015	8,338	6,639	137,992
Brazil	74,184	5,472	4,418	84,074
Chile	37,085	2,259	1,925	41,268
Argentina	5,072	381	179	5,631
Total Group	845,200	53,285	35,670	934,155

A. Excluding EUR 23,998 million from balance not subject to impairment accounting.

4.2 EMPLOYEES

	Number of employees
	2018	2017	2016
Retail Banking	187,758	188,451	175,632
Wealth Management & Insurance	4,034	3,493	3,092
Santander Corporate & Investment Banking (SCIB)	8,734	8,194	8,032
Santander Global Platform	487	378	0
Corporate Centre	1,700	1,735	1,736
Total	202,713	202,251	188,492